Exhibit (e)(3)

EXECUTIVE COMPENSATION AND RELATED INFORMATION

Compensation Discussion and Analysis

The Executive Compensation Committee (the “Committee”) of the Board of Directors is responsible for reviewing and approving the compensation payable to our officers and other key employees. This Compensation Discussion and Analysis discusses the principles underlying policies and decisions relating to named executive officer compensation for the 2017 fiscal year. Our “named executive officers” for 2017 are listed below:

Name	Title
Eric W. Thornburg	President and Chief Executive Officer of SJW Group (since November 6, 2017)

W. Richard Roth	Former President and Chief Executive Officer of SJW Group (until November 5, 2017) and Former Chief Executive Emeritus of SJW Group (until December 31, 2017)

Andrew R. Gere	President and Chief Operating Officer of San Jose Water Company (“SJWC”)

Palle L. Jensen	Executive Vice President of SJWC

James P. Lynch	Chief Financial Officer and Treasurer of SJW Group

Suzy Papazian	General Counsel and Corporate Secretary of SJW Group

Company Performance Highlights

The following charts highlight our performance on key financial metrics over each of the last five years:

Executive Compensation Highlights

We believe that compensation should motivate our executives to contribute to the Corporation’s long-term growth. In fiscal year 2017, we continued our strong commitment to pay for performance by aligning a significant portion of executive compensation with performance. Our compensation program for the named executive officers consisted primarily of base salary, a cash incentive program (“STI”) and an equity incentive program (“LTI”) in the form of performance-based and service-based restricted stock units (“RSU”).

The STI and LTI are driven by metrics that align with the Corporation’s business, short-term strategic operating goals and long-term growth strategy. For the 2017 fiscal year, the STI corporate performance goals were tied to capital additions, water quality compliance and several key operational goals measuring the successful operation of the business. For the performance-based RSUs, the goals included total shareholder return, return on equity and earnings per share.

Mr. Roth served as our President and Chief Executive Officer (“CEO”) until November 5, 2017 and as our Chief Executive Emeritus until December 31, 2017. His 2017 target pay mix was based on his 2014 amended employment agreement which is described on page 34 of this proxy statement. As indicated in the chart below, his 2017 performance-based and long-term incentives constituted 52 percent of his annual total target direct compensation; this allocation is generally consistent with the average for our peer group as set forth below.

Mr. Thornburg has been our President and CEO since November 6, 2017. His 2017 and 2018 target pay mix were negotiated under his employment agreement which is described on page 66 of this proxy statement. Since Mr. Thornburg joined the Corporation towards the end of the 2017 fiscal year, he was not granted performance-based equity or performance-based cash awards for the 2017 fiscal year. As indicated in the chart below, the 2018 performance-based and long-term incentives for Mr. Thornburg constituted 61 percent of his annual total target direct compensation (not including the special sign-on cash bonus paid in 2018); this allocation is generally consistent with the average for our peer group as set forth below.

As indicated by the chart below, the 2017 performance-based and long-term incentives for our other named executive officers constituted 37 percent of the officer’s annual total target direct compensation; this allocation is generally consistent with the average for our peer group as set forth below.

For further information regarding our cash and equity incentive compensation programs, see the sections entitled “Annual Cash Incentive Compensation” and “Equity Compensation” appearing later in this “Compensation Discussion Analysis” section.

Compensation Program Changes for 2017

The Committee annually reviews our compensation programs and strives to enhance the connection between company performance, stockholder interests and executive compensation. The Committee had undertaken a comprehensive review of our compensation philosophy, policies and practices and had made significant changes to our 2015 executive compensation programs that we continued in 2017 to better align with our strategic objectives, respond to changes in the marketplace and to take into consideration feedback received from stockholders and stockholder advisory groups, specifically:

Changes to the Executive Compensation Programs Effective for 2017	Rationale for Change
Assessed the peer group used to benchmark executive compensation	Ensure peer group best represents the market for executive talent among similar size, publicly-traded regulated utility companies

Increased the portion of the equity awards that are tied to performance-based vesting from 30% to 50% for the other executive officers (subject to clawback)	Increase performance-based component of the other executive officers’ total compensation (and include clawback provisions in the performance-based equity awards)

Introduced multi-year financial performance goals for a portion of the equity awards for the other executive officers	Include long-term performance based equity awards for the other executive officers

Conducted annual review of company performance metrics	Eliminate any overlap of performance metrics in our annual cash incentive and long-term incentive plans

Adjusted the target annual cash incentive opportunities for the other executive officers	Ensure more consistent executive officer pay mix (target annual cash incentive opportunity of 25% of salary for each of the executive officers)

Increased the weighting on company financial and operational goals in the annual cash incentive plan from 50% to 75% for the other executive officers	Increase alignment of the other executive officers with CEO cash incentive compensation

In negotiating the employment agreement with Mr. Thornburg, we took into account updated data regarding market practices, and additional feedback we had received from stockholders and stockholder advisory groups. In particular, we made changes to our compensation programs applied to Mr. Thornburg as outlined in the table below. The principal terms of the employment agreement are summarized in the section entitled “Employment Agreements, Termination of Employment and Change in Control Arrangements” that appears later in this proxy statement.

Additional Changes to the Executive Compensation Programs for the CEO	Rational for Change
Amended the Executive Severance Plan so the tax gross-up provisions do not apply to the newly appointed CEO	The CEO will not receive any tax gross-up under the Executive Severance Plan

Increased the 2018 target annual cash incentive compensation from 25% to 50% of base salary for the CEO	Increase performance-based component of the CEO’s total compensation and ensure that pay mix better reflects market data

CEO 2018 annual cash incentive compensation weighting changed from 100% based on company performance to 75% based on company performance and 25% based on individual performance based on key strategic goals	Increase alignment of CEO cash incentive compensation with the other executive officers, consistent with market practice

Tied 70% of the CEO’s 2018 equity awards to performance goals	Significant portion of the CEO equity awards subject to performance goals

Executive Compensation Governance Highlights

Our compensation practices keep the best interests of our stockholders in mind. This means we adhere to certain best practices while avoiding certain other less favorable pay practices as summarized below:

•	A significant portion of our named executive officer’s compensation is at risk, using a combination of financial, operational and market-based performance metrics that correlate to stockholder value;

•	We use a combination of short-term and long-term incentives to ensure a strong connection between our performance and the actual compensation delivered;

•	35 percent of the equity awards granted to Mr. Roth in 2014 in connection with his amended employment agreement were subject to vesting based on attainment of financial performance goals over a three-year performance period (which ended on December 31, 2017);

•	70 percent of the equity awards granted to Mr. Thornburg in 2018 pursuant to the terms of his employment agreement are subject to vesting based on attainment of financial and market-based performance goals over a three-year performance period;

•	20 percent of the 2017 equity awards granted to our other named executive officers are subject to vesting based on multi-year financial performance goals and 30 percent of the 2017 equity awards are subject to short-term financial performance goals;

•	We retain an independent compensation consultant to advise the Committee;

•	We regularly evaluate our peer group and pay positioning;

•	Our performance-based equity awards are subject to clawback;

•	We prohibit hedging and or pledging of our common stock;

•	We do not pay dividends on unearned equity awards or unearned performance-based equity awards unless and until the awards vest;

•	We do not provide tax gross-ups for any imputed income in connection with perquisites;

•	The change-in-control protections in the Executive Severance Plan are double trigger;

•	We maintain executive stock ownership guidelines that require our executives to hold stock equal to a specified multiple of base salary. The ownership levels are two times base salary for our CEO and one times base salary for our other executive officers; and

•	We annually assess whether our compensation programs have risks that are reasonably likely to have a material adverse effect on the Corporation.

Impact of 2017 “Say-on-Pay” Vote and “Say-on-Pay” Frequency Vote

We held our last “say-on-pay” vote in 2017 and approximately 96.5 percent of the votes cast on such proposal were in favor of the compensation of the named executive officers. In 2017, our stockholders voted in favor of holding a “say-on-pay” vote once every year. Therefore, based on the voting preference of our stockholders, the frequency of future “say-on-pay” votes will be annual.

The Committee will continue to take into account future stockholder advisory votes on executive compensation and other relevant market developments affecting executive officer compensation in order to determine whether any subsequent changes to our programs and policies are warranted to reflect stockholder concerns or to address market developments.

Compensation Objectives and Philosophy

The Committee seeks to maintain an overarching pay-for-performance compensation philosophy through the use of compensation programs for the Corporation’s executive officers that are designed to attain the following objectives:

•	Recruit, motivate and retain executives capable of meeting the Corporation’s strategic objectives;

•	Provide incentives to achieve superior executive performance and successful operation and financial results for the Corporation; and

•	Align the interests of executives with the long-term interests of stockholders.

The Committee seeks to achieve these objectives by:

•	Establishing a compensation structure that is both market competitive and internally fair;

•	Linking a substantial portion of compensation to the Corporation’s operational and financial performance and the individual’s contribution to that performance;

•	Maintaining a compensation structure that is designed to provide below-target compensation for underachievement and upward leverage for exceptional performance; and

•	Providing long-term equity-based incentives and encouraging direct stock ownership by executive officers.

The Committee is not authorized to delegate any of its authority with respect to executive officer compensation, other than with respect to routine administrative functions. However, the Committee may from time to time consult with other independent Board members regarding executive compensation matters and is authorized to hire independent compensation consultants and other professionals to assist in the design, formulation, analysis and implementation of compensation programs for the Corporation’s executive officers and other key employees.

Setting Executive Compensation for 2017

The principal factors that the Committee considered when setting the 2017 fiscal year compensation levels for the named executive officers were as follows:

•	Competitive benchmarking;

•	Long-term retention;

•	Management’s recommendations;

•	Advice from the Committee’s independent compensation consultant and other compensation advisors;

•	Results of the last “say-on-pay” proposal;

•	Feedback from stockholders and stockholder advisory groups;

•	Comparison of the Corporation’s performance against certain operational and qualitative goals identified in our strategic plan;

•	Individual performance as assessed by the Committee, with input from the CEO as to the named executive officers other than himself;

•	The cost of living and cost of labor in the San Francisco Bay Area; and

•	Tenure, future potential and internal pay equity.

Major compensation decisions for each fiscal year, including base salary adjustments, the determination of target annual incentive cash compensation opportunities and the determination of the size of long-term equity incentive awards, are generally made by the Committee during the last quarter of the prior year or during the first quarter of the current year.

Benchmarking: The Committee made a number of decisions regarding 2017 fiscal year compensation for the named executive officers (other than for Messrs. Roth and Thornburg) on the basis of the executive compensation benchmarking report prepared by Mercer (US), Inc. (“Mercer”) in October 2016. The report benchmarked the compensation paid by the peer group (as described below) to their executive officers. The compensation data was based on 2016 proxy disclosures aged forward for compensation planning purposes, reflecting the historic nature of the collected data.

In determining compensation for Mr. Thornburg, the Committee used compensation benchmarking reports prepared by Mercer and by Pearl Meyer in September 2017. The compensation data in these reports was based on 2017 proxy disclosures for the revised peer group as described below.

Peer Group: Based on recommendations from Mercer in October 2016, the peer group approved by the Committee for 2017 executive compensation was the same as for 2016. The peer group is comprised of companies that are U.S. publicly traded utility companies of similar size and companies that are identified externally as the Corporation’s peers. The Committee believed that all of the peer companies continued to represent primary competitors for executive talent and investment capital. The peer group was comprised of the following companies:

Peer Group
American States Water	American Water Works	Artesian Resources	Aqua America
California Water Service Group	Chesapeake Utilities	Connecticut Water Service	El Paso Electric
Empire District Electric	Gas Natural	MGE Energy	Middlesex Water
Northwest Natural Gas	South Jersey Industries	Unitil	York Water

In 2017, Mercer assessed the peer group for ongoing appropriateness. Based on recommendations from Mercer, the Committee approved changes to the peer group to be used for Mr. Thornburg’s 2017 compensation and for all the executive officers’ 2018 compensation. The following changes were made to the peer group: (i) Empire District Electric Company was removed since it was acquired in 2017, and (ii) American Water Works Company, Inc. and Gas Natural, Inc. were removed and Avista Corp. and PNM Resources Inc. were added in light of their company sizes.

Target Pay Positioning: For the 2017 fiscal year, the Committee targeted total annual direct compensation between the median and the 75th percentile of the peer group in light of the highly competitive San Francisco Bay Area talent market and the higher cost of living and cost of labor for the Corporation as compared to its peers. Individual positioning relative to market data also gives consideration to tenure, performance, potential and internal equity. In 2017, in response to feedback from stockholder advisory groups, the Committee reviewed the target pay positioning policy described above. Mercer provided the Committee with an analysis of the cost of living and cost of labor for peer companies based on their corporate headquarters location, with the cost of labor focused on positions with compensation levels in a similar range to the Corporation’s executive officers. Based on the findings of this analysis, the Committee decided to continue to target compensation for executive officers between the median and the 75th percentile, subject to additional considerations of tenure, potential and internal equity.

The table below shows the market positioning of the executive officer target total direct compensation relative to the peer group based on data as was provided by Mercer to the Committee. For Mr. Thornburg, this reflects fiscal 2018 target compensation as compared to the market data prepared by Mercer in September 2017 incorporating the revised peer group discussed above. For all other executive officers, this reflects fiscal 2017 target compensation as compared to the peer group market data as prepared by Mercer in October 2016.

Name	Title	Percentile Level of Total Target Direct Compensation for 2017 Fiscal Year
Eric W. Thornburg	President and Chief Executive Officer	48th	(1)
W. Richard Roth	Former President, Chief Executive Officer and Chief Executive Emeritus	56th	(2)
Andrew R. Gere	President and Chief Operating Officer of SJWC	81st
Palle L. Jensen	Executive Vice President of SJWC	67th
James P. Lynch	Chief Financial Officer and Treasurer	66th
Suzy Papazian	General Counsel and Corporate Secretary	49th

(1)	This reflects positioning of Mr. Thornburg’s 2018 target compensation, excluding the sign-on cash bonus paid in 2018 and the special equity award granted in November 2017.
(2)	For purposes of such calculation, the grant-date fair values of equity awards provided to Mr. Roth under the amended employment agreement were annualized over the respective vesting periods.

Role of External Advisors: The Committee engaged Mercer, a global human resource consulting firm with extensive expertise and experience providing executive compensation consulting services, to serve as the Committee’s independent compensation consultant. Mercer provided the following services:

•	Advised the Committee in selecting a peer group to be used for benchmarking compensation;

•	Conducted a competitive review of officer compensation levels and practices relative to the peer group;

•	Advised the Committee in determining the appropriate base salary, annual incentive and equity compensation terms for the named executive officers, including Mr. Thornburg, and other officers;

•	Advised the Committee regarding short and long-term incentive compensation design changes; and

•	Confirmed the competitiveness of director compensation relative to the peer group.

Representatives of Mercer attended certain Committee meetings and provided guidance and expertise on competitive pay practices and plan designs consistent with our key objectives.

The Committee also engaged Pearl Meyer, a leading executive compensation advisor, to assist in connection with the negotiation of Mr. Thornburg’s employment agreement and his compensation package.

The Committee determined that Pearl Meyer and Mercer were each independent and that their work did not raise any conflict of interest. The Committee made such determinations primarily on the basis of the six factors for assessing independence and identifying potential conflicts of interest that are set forth in Rule 10C-1(b)(4) under the Securities

Exchange Act of 1934. The Committee will apply the same factors, together with any factors identified by the New York Stock Exchange and any other factors the Committee may deem relevant under the circumstances, in determining whether any other persons from whom the Committee seeks advice relating to executive compensation matters is independent or whether any potential conflicts exist.

Role of Management: Mr. Roth provided the Committee with recommendations regarding 2017 fiscal year compensation levels for each of the named executive officers other than himself. Such recommendations included base salary adjustments, target annual incentive cash compensation opportunities and payout levels, and the size of long-term incentive awards. Messrs. Roth and Thornburg each provided the Committee with their assessment of the individual performance of each of the other named executive officers during 2017.

CEO Employment Agreements

As indicated above, Mr. Roth served as the President and CEO of the Corporation until November 5, 2017 and as the Chief Executive Emeritus of the Corporation until December 31, 2017. Mr. Thornburg has been serving as the President and CEO of the Corporation since November 6, 2017.

Employment Agreement with Mr. Roth: In July 2014, the Committee negotiated a new compensation package with Mr. Roth and amended his employment agreement. The primary objective of the amended agreement was to retain Mr. Roth’s services and his leadership and direction in the achievement of the Corporation’s strategic business objectives through the end of the 2017 fiscal year. Therefore, the new compensation package utilized a multi-year equity award structure in lieu of a series of annual grants, and a combination of performance-vesting requirements and service-vesting requirements on the equity awards that were intended to enhance stockholder value, promote the retention of his services, and provide a competitively positioned annualized total direct compensation package over the extended contract term. The Corporation entered into a Transition Agreement with Mr. Roth in September 2017 setting forth the services to be provided by Mr. Roth during his remaining employment period (from November 6, 2017 until December 31, 2017). Mr. Roth continued to receive the same base salary, benefits, and compensation during the transition period as those set forth in his existing employment agreement.

In accordance with the terms of his employment agreement, Mr. Roth’s annual base salary for the 2017 was increased by four percent to $767,936 and his target annual incentive cash compensation remained at 25 percent of his base salary.

Employment Agreement with Mr. Thornburg: In September 2017, the Committee negotiated an employment agreement and compensation package with Mr. Thornburg. The primary objective of the employment agreement was to retain Mr. Thornburg’s services and his leadership and direction in the achievement of the Corporation’s strategic business objectives in light of Mr. Roth’s upcoming retirement. Therefore, the compensation package utilizes a multi-year equity award structure, and a combination of performance-vesting requirements and service-vesting requirements on the equity awards that are intended to enhance stockholder value, promote the retention of his services, and provide a competitively positioned annualized total direct compensation package.

The principal terms of the employment agreement are summarized in the section entitled “Employment Agreements, Termination of Employment and Change in Control Arrangements” that appears later in this proxy statement. However, for purposes of this discussion, it is important to note the following key points regarding the employment agreement:

•	Mr. Thornburg’s annual base salary for the 2017 and 2018 calendar years is $700,000.

•	Mr. Thornburg’s target annual incentive cash compensation is 50 percent of his base salary starting with the 2018 fiscal year.

•	Mr. Thornburg received a sign-on cash bonus in the amount of $310,000 in the first quarter of 2018. This bonus was intended in part to offset the 2017 cash incentive award forfeited by Mr. Thornburg in light of his move to the Corporation.

•	70 percent of Mr. Thornburg’s target equity awards are in the form of performance-based RSUs which are based on a three-year performance period.

•	Mr. Thornburg is eligible to receive enhanced severance benefits under the Executive Severance Plan (but not a tax gross-up) and enhanced retirement benefits under the Cash Balance Executive Supplemental Retirement Plan.

•	Mr. Thornburg is entitled to certain severance benefits (under certain circumstances where he is not eligible for benefits under the Executive Severance Plan).

•	The target total direct compensation package for Mr. Thornburg for 2018, excluding the sign-on cash bonus paid in 2018 and the special equity award granted in November 2017, is at approximately the 48th percentile of the 2018 peer group.

•	Mr. Thornburg’s compensation is subject to clawback in accordance with applicable laws and regulations.

The Committee believes that Mr. Thornburg’s employment package is competitive with the market and is aligned with the Corporation’s pay for performance principles.

Components of Compensation

For the 2017 fiscal year, the principal components of the Corporation’s executive compensation program were as follows:

•	Base salary;

•	Annual short-term cash incentives;

•	Long-term equity incentive awards; and

•	Retirement benefit accruals.

In setting the 2017 compensation of the executive officers (other than the CEOs), the Committee intended to: (i) provide a consistent mix of fixed (salary) and variable (STI) cash compensation by defining the target STI as 25 percent of salary for each executive officer, and (ii) provide a LTI grant value calculated as a consistent percentage (31 percent) of base salary resulting in a consistent target pay mix for such executive officers. However, there is no policy for the allocation of compensation between cash and non-cash (equity) components or between short-term and long-term components, and there are no pre-established ratios between the CEO’s compensation and that of the other named executive officers. The Committee determines the total direct compensation of each named executive officer based on its review of competitive market data for his or her position and its subjective analysis of that individual’s performance and contribution to the Corporation’s financial performance. The Committee may also take into account internal pay equity considerations based on the individual’s relative duties and responsibilities within the organization. The named executive officers are also provided with market competitive benefits and perquisites and are entitled to certain severance benefits in the event their employment terminates under certain defined circumstances, as more fully set forth below in this section and in the section entitled “Employment Agreements, Termination of Employment and Change in Control Arrangements” that appears later in this proxy statement.

Base Salary

It is the Committee’s objective to set a competitive annual rate of base salary for each executive officer. The Committee believes that such competitive base salaries are necessary to attract and retain top quality executives, since it is common practice for public companies to provide their executive officers with an annual component of compensation that provides a level of economic security and continuity from year to year, without substantial adjustments to reflect the Corporation’s performance.

CEO Base Salary: Pursuant to Mr. Roth’s amended employment agreement, his base salary for calendar year 2017 was set at $767,936 which represented a four percent increase over his base salary for calendar year 2016. The Committee believed that this salary appropriately reflects the tenure, experience and performance of Mr. Roth within the context of the overall compensation philosophy.

Pursuant to Mr. Thornburg’s employment agreement, his base salary for calendar years 2017 and 2018 was set at $700,000. The Committee believes that this salary similarly appropriately reflects the performance and experience of Mr. Thornburg within the context of the overall compensation philosophy.

Base Salary of the Other Named Executive Officers: In setting the 2017 fiscal year base salaries for the other named executive officers, the Committee considered each executive officer’s tenure and responsibilities with the Corporation, competitive market data for his or her position, the high cost of living in the San Francisco Bay Area, internal pay equity considerations, and the other components of the officer’s total direct compensation for the year. The Committee approved market-based salary adjustments and merit-based increases that ranged from 4.4 to 22.7 percent increases for the below-listed named executive officers. Accordingly, the base salary levels in effect for the 2016 and 2017 fiscal years for each named executive officer and the applicable percentage increases for the 2017 fiscal year are as follows:

Name	Title	2016 Salary	2017 Salary	% Increase
Eric W. Thornburg	President and Chief Executive Officer	N/A	$700,000	N/A	(1)
W. Richard Roth	Former President, Chief Executive Officer and Chief Executive Emeritus	$738,400	$767,936	4.0	% (2)
Andrew R. Gere	President and Chief Operating Officer of SJWC	$365,000	$448,000	22.7	% (3)
Palle L. Jensen	Executive Vice President of SJWC	$344,000	$378,000	9.9	% (4)
James P. Lynch	Chief Financial Officer and Treasurer	$410,000	$428,000	4.4%
Suzy Papazian	General Counsel and Corporate Secretary	N/A	$362,000	N/A	(1)

(1)	Mr. Thornburg and Ms. Papazian were not named executive officers prior to the 2017 fiscal year.
(2)	Mr. Roth’s 2017 salary was set forth under his amended employment agreement.
(3)	Mr. Gere’s 2017 salary was increased to be internally equitable.
(4)	Mr. Jensen’s 2017 salary was increased in an effort to bring his total compensation in line with the competitive market.

Annual Cash Incentive Compensation

As part of their total compensation package, the Corporation’s executive officers have the opportunity to earn an annual cash incentive award. The cash incentive awards are designed to reward superior corporate and executive performance while reinforcing the Corporation’s short-term strategic operating goals. The potential cash incentive awards for the executive officers for the 2017 fiscal year were tied to the Corporation’s attainment of the following performance goals: (i) capital additions; (ii) water quality compliance; and (iii) several key operational goals. The operational goals represent a mix of quantitative goals covering key business objectives used to manage the business that are critical to achieving and maintaining superior performance in the public utilities industry. The operational goals are critical to measuring the successful operation of the business. All financial and non-financial goals are quantitative goals set by the Committee at the start of the fiscal year. The potential cash incentive awards for the named executive officers other than the CEOs were also tied to individual performance goals established by the Committee.

Each year, the Committee establishes target annual incentive cash compensation for each named executive officer (tied to either a percentage of base salary or a specific dollar amount). The total target annual cash incentive compensation opportunities for 2017 were adjusted to ensure more consistent executive officer pay mix (target annual cash incentive opportunity of 25 percent of salary for all executive officers). The target annual cash incentive compensation levels in effect for the 2016 and 2017 fiscal years for each named executive officer and the applicable percentage increases for the 2017 fiscal year are as follows:

		Annual Incentive Cash Compensation
Name	Title	2016 Target ($)	2017 Target ($)	% Increase
Eric W. Thornburg	President and Chief Executive Officer	N/A	N/A	N/A	(1)
W. Richard Roth	Former President, Chief Executive Officer and Chief Executive Emeritus	$184,600	$191,984	4.0	% (2)
Andrew R. Gere	President and Chief Operating Officer of SJWC	$90,000	$112,000	24.4	% (3)
Palle L. Jensen	Executive Vice President of SJWC	$106,000	$95,000	(10.4	)% (4)
James P. Lynch	Chief Financial Officer and Treasurer	$100,000	$107,000	7.0	% (3)
Suzy Papazian	General Counsel and Corporate Secretary	N/A	$91,000	N/A	(1)

(1)	Mr. Thornburg and Ms. Papazian were not a named executive officer prior to the 2017 fiscal year. Mr. Thornburg is not eligible to receive incentive cash compensation for 2017.
(2)	Mr. Roth’s target annual cash incentive compensation was set at 25% of his base salary, the same percentage as for 2016, in accordance with the terms of his employment agreement. The increase in target annual cash incentive compensation for 2017 is due to the 4% increase in Mr. Roth’s base salary for 2017.
(3)	Messrs. Gere’s and Lynch’s 2017 target annual cash incentive compensation were increased to be equal to 25% of their respective 2017 salaries to ensure a more consistent executive officer pay mix.
(4)	Mr. Jensen’s target annual cash incentive compensation was decreased in 2017 to be equal to 25% of his 2017 salary.

The potential payout for each such annual cash incentive compensation award can range from 0 to 150 percent of target for Mr. Roth based on the Corporation’s performance against the pre-established performance goals, and from 0 to 200 percent of target for the other named executive officers, based on the Corporation’s performance against the pre-established performance goals and the Committee’s assessment of the officer’s performance for such year.

CEO’s Annual Cash Incentive Compensation for the 2017 Fiscal Year: Mr. Thornburg was not eligible to receive incentive cash compensation for the 2017 fiscal year. He received a sign-on bonus in the amount of $310,000 in February 2018 in accordance with the terms of his employment agreement.

The actual dollar amount of Mr. Roth’s annual cash incentive compensation for the 2017 fiscal year was tied to the level at which the Corporation attained the corporate performance goals established by the Committee for that year and ranged as follows:

Level of Performance	Below Threshold Performance	Threshold Performance	Target Performance	Maximum Performance
Payout	—	$95,992 (12.5% of base salary)	$191,984 (25% of base salary)	$287,976 (37.5% of base salary)

The actual 2017 annual cash incentive compensation award approved for Mr. Roth was $279,977, or 145.8 percent of his 2017 target annual cash incentive compensation as described further below.

The performance goals set by the Committee for the 2017 fiscal year, together with the portion of Mr. Roth’s target annual cash incentive compensation allocated to each goal and the amount of annual cash incentive compensation earned for each goal, were as set forth below. Each performance goal was attained at the maximum goal except for Workers Compensation Experience Modification Rate which was attained between the threshold and target level.

Performance Criteria	Goals and Minimum and Maximum Thresholds	Allocation of Target Amount ($)(5)	2017 Actual Award ($)
San Jose Water Company 2017 Capital Additions (1)	Target Goal: $121,000,000 Minimum Threshold: $107,600,000 Maximum Goal: $134,500,000 or more	$63,995	$95,992.5 Represents 150% of $63,995
San Jose Water Company Water Quality Compliance (2)	Target Goal: No citations from the California Division of Drinking Water for failure to meet Primary Drinking Water Standards Minimum Threshold: N/A Maximum Goal: No citations from the California Division of Drinking Water for failure to meet Primary Drinking Water Standards and Secondary Maximum Contaminant criteria	$63,995	$95,992.5 Represents 150% of $63,995

San Jose Water Company Key Operational Goals: (3)
— No Material Environmental Violations (4)	Target Goal: No violations with fines of $25,000/$100,000 or above Minimum Threshold: No violations with fines of $50,000/$200,000 or above Maximum Goal: No violations with fines of $10,000/$40,000 or above Maximum Goal:	$10,666	$15,999 Represents 150% of $10,666
— Abandoned Call Rate (Based on % of calls received)	Target Goal: 5% or less Minimum Threshold: 7% or less Maximum Goal: 3% or less	$10,666	$15,999 Represents 150% of $10,666
— Level One Emergency Response Time (% of responses in 30 minutes or less)	Target Goal: at least 80% Minimum Threshold: at least 70% Maximum Goal: at least 90%	$10,666	$15,999 Represents 150% of $10,666
— Distribution System Integrity (Main Leaks per 100 Mi.)	Target Goal: 12 or less Minimum Threshold: 16 or less Maximum Goal: 8 or less	$10,666	$15,999 Represents 150% of $10,666
— Code 3 Emergency Repair Response Time (% responses in 60 minutes or less)	Target Goal: at least 90% Minimum Threshold: at least 80% Maximum Goal: 100%	$10,665	$15,997.5 Represents 150% of $10,665
— Workers Compensation Experience Modification Rate	Target Goal: 1.0 or less Minimum Threshold: 1.1 or less Maximum Goal: 0.9 or less	$10,665	$7,998.5 Represents 75% of $10,665

	Total 2017 Actual Cash Incentive Compensation Award		$279,977

(1)	“San Jose Water Capital Additions” means San Jose Water Company’s capital expenditures made in 2017, including expenditures for improvements to the Montevina Treatment Plant and the cost to retire facilities and excluding expenditures made in connection with IRS bonus depreciation infrastructure reinvestments.
(2)	Target is achieved if San Jose Water Company does not receive a citation during the performance period for violating health-related drinking water standards and treatment techniques specified in the U.S. National Primary Drinking Water Regulations and California Code of Regulations Title 22, Chapter 15. The goal does not take into account additional parameters regulated by other states, nor does it include violations of monitoring requirements. Maximum Performance will be achieved if the company does not receive a citation during the performance period for violating health-related drinking water standards and treatment techniques and secondary maximum contaminant criteria. The secondary contaminant criteria are associated with the aesthetic quality of drinking water and do not pose a threat to public health at regulated levels.
(3)

San Jose Water Company annually establishes quantitative key operational goals that are designed to align management’s operating objectives with the primary goals of the company’s Strategic Plan. Operational goals are established by the Committee at the start of each fiscal year in terms of specific benchmarks that measure San Jose Water Company’s performance. For the 2017 fiscal year, the operational goals were comprised of 6 key performance indicators as outlined in the table. All results of San Jose Water Company’s key operational goals are rounded to the nearest whole number, except for the Worker’s Compensation experience modification rate goal. Compliance with each goal is based on year-end results.
(4)	“No material environmental violations” means no violations resulting in fines in excess of criteria set forth below issued by the state or federal environmental regulators in the performance year in connection with environmental violations that occurred during the performance year or in any of the preceding two years. As set forth in the table above, the criteria established at minimum, target, and maximum levels are no violations in one instance or in the aggregate of $50,000/$200,000, $25,000/$100,000, and $10,000/$40,000, respectively.
(5)	The actual annual cash incentive compensation attributable to each performance goal could have ranged from 0 to 150% of the portion of the target annual cash incentive compensation amount allocated to that goal. If the actual level of attainment of any such performance goal was between two of the designated levels, then the annual cash incentive compensation potential with respect to that goal would be interpolated on a straight-line basis.

2017 Fiscal Year Cash Incentive Compensation for the Other Named Executive Officers: The actual annual cash incentive compensation amount that any other named executive officer could have earned for the 2017 fiscal year ranged from 0 to 200 percent of his or her target annual cash incentive compensation based on the Corporation’s performance and the Committee’s assessment of the named executive officer’s individual performance for such year. The actual percentage within that range was to be determined as follows: (i) up to 150 percent of the target annual cash incentive compensation could be earned, weighted 75 percent for the Corporation’s performance and 25 percent for individual performance; and (ii) an additional 50 percent could be earned for exceptional individual performance.

The Corporation’s performance was measured in terms of capital additions, water quality compliance and the attainment of certain operational goals, utilizing the same target for each such goal that was in effect for the CEO’s 2017 fiscal year cash incentive compensation, as summarized in the table above. However, the annual cash incentive compensation potential for individual performance goals established for each of the other named executive officer (summarized below) was not pre-allocated in distinct dollar segments among those various individual goals, and the attainment of one or more of those goals did not guarantee that a named executive officer would be awarded any specific cash incentive compensation amount. Rather, the portion of actual cash incentive compensation amount payable for the 2017 fiscal year related to the individual goals for each of the other named executive officers was to be determined solely in the Committee’s discretion based on its assessment of the named executive officer’s individual performance measured against the achievement of specific individual operational goals or completion of specific projects or initiatives.

The table below summarizes the principal individual goals that the Committee set for the 2017 fiscal year for each of the other named executive officers:

Name	Title	Goals
Andrew R. Gere	President and Chief Operating Officer of SJWC

- Develop and execute operational and financial plan/budgets to achieve targeted results

- Successfully complete special projects and process improvement initiatives

- Coordinate and timely file required regulatory documents to support operating and financial plans

- Ensure compliance with water quality and environmental regulations

- Maintain effective relationships with key stakeholders

Palle L. Jensen	Executive Vice President of SJWC

- Optimize regulatory functions, proceedings and outcomes

- Ensure timely recovery of necessary operating costs and capital investments

- Establish/maintain effective regulatory and government relations

- Implement customer communications plan and other strategic customer service initiatives

James P. Lynch	Chief Financial Officer and Treasurer

- Optimize operating company and corporate cost structures

- Develop and execute financial plan/budgets to achieve targeted results

- Develop technology strategic plan for accounting and other financial functions

- Execute investor relations and communications plan

- Optimize and execute real estate investment strategy

Suzy Papazian	General Counsel and Corporate Secretary

- Advise senior management on business, operations, regulatory and human resources initiatives

- Ensure corporate strategic initiatives and projects are properly designed and executed

- Enhance risk assessment and compliance process

- Conduct and coordinate timely and effective board and committee communications

In February 2018, the Committee determined, on the basis of the Corporation’s performance in relation to the performance criteria listed above for the Corporation and the executive officer’s individual performance, that the cash incentive compensation for the 2017 fiscal year should be paid to the above-listed named executive officers in amounts ranging from 137 to 181 percent of target based on (i) reaching 145.8 percent of the target allocated to the Corporation’s performance goals, (ii) reaching between 109 and 110 percent of the target allocated to individual performance goals for each of Messrs. Gere, Jensen and Lynch and Ms. Papazian, and (iii) an additional 44 percent of target for Ms. Papazian for exceptional individual performance. The table below sets forth the fiscal year 2017 cash incentive compensation targets and actual cash incentive compensation payout amounts for each of those named executive officers on the basis of the performance criteria listed above:

		Incentive Cash Compensation
Name	Title	2017 Target ($)	2017 Target (% Salary)	2017 Actual ($)	2017 Actual (% Target)
Andrew R. Gere	President and Chief Operating Officer of SJWC	$112,000	25%	$153,001	137%
Palle L. Jensen	Executive Vice President of SJWC	$95,000	25%	$130,156	137%
James P. Lynch	Chief Financial Officer and Treasurer	$107,000	25%	$146,281	137%
Suzy Papazian	General Counsel and Corporate Secretary	$91,000	25%	$164,782	181%

Equity Compensation

A significant portion of each named executive officer’s compensation is provided in the form of long-term incentive equity awards under the Corporation’s Long-Term Incentive Plan (“LTIP”). Long-term incentive awards are typically made to executive officers in the form of RSUs covering shares of the Corporation’s common stock. The Committee believes that RSUs are important to encourage the retention of the executive officers and will help to advance the stock ownership guidelines the Committee has established for the executive officers. RSUs are less dilutive to stockholders than traditional option grants in terms of the number of shares issuable under those RSU awards and provide a more direct correlation between the compensation cost the Corporation must record for financial accounting purposes and the value delivered to the executive officers. In addition, RSUs continue to have value even in periods of declining stock prices and thereby serve as an important retention tool and also provide a less risky equity compensation program than that associated with option grants that only have value to the extent the price of the underlying stock appreciates over the option term.

The RSUs granted to date have vesting schedules that provide a meaningful incentive for the executive officer to remain in the Corporation’s service. In addition, a substantial portion of Mr. Roth’s equity grants historically and the other named executive officers’ equity grants since 2015 have been performance-vesting RSUs in order to link a greater percentage of their compensation to stockholder return. Effective with the equity awards granted to Mr. Roth under his amended employment agreement and the equity awards granted to the other named executive officers since 2015, leveraged RSUs are also used to payout at increasing rates based on the level of attainment of the specified performance goals. None of the RSU awards granted to the named executive officers include dividend equivalent rights.

The Committee has followed a grant practice of tying regular-cycle equity awards to its annual year-end review of individual performance and its assessment of the Corporation’s performance for that year. Accordingly, equity awards are typically made to the named executive officers on an annual basis with the service-vesting RSUs granted effective the first business day of the fiscal year and the performance-vesting RSUs generally granted during the first month of the fiscal year.

2017 Fiscal Year Grants to CEOs: On January 26, 2017, Mr. Roth was granted an award of RSUs covering 6,639 shares of the Corporation’s common stock in accordance with the terms of his amended employment agreement. The RSUs vested based on the attainment of a performance goal based on return on equity (“ROE”) measured over the 2017 calendar year period and continued service through December 31, 2017. The ROE goal was 9.26 percent. The Committee set the ROE goal at a challenging level that was consistent with the Corporation’s business plan for long-term growth and shareholder return. Based on an ROE of 12.12 percent for the 2017 calendar year, the award vested in full.

On August 4, 2014, Mr. Roth was granted a performance-based RSU award covering 19,917 target shares that vests based on relative total shareholder return measured from August 4, 2014 to December 31, 2017 and a service-based RSU award covering 17,071 shares that vests in equal annual installments over the three-year period measured from January 1, 2015 to December 31, 2017. Based on a shareholder return ranked first relative to the eight water utility peers, his performance-based RSU award vested in 39,834 shares (200 percent of the target number of shares) and he was fully vested in the service-based RSU award on December 31, 2017.

Mr. Thornburg was granted a special grant of RSUs on November 6, 2017 covering 14,552 shares which will vest in three annual equal installments on each of December 31, 2018, December 31, 2019 and December 31, 2020, subject to continued service and accelerated vesting on an involuntary termination or termination by reason of death or disability or termination without good cause or for good reason. This special grant was in recognition of the value of unvested equity awards covering shares of his prior employer that were forfeited by Mr. Thornburg in connection with his termination of employment and his move to the Corporation.

2017 Fiscal Year Grants to the Other Named Executive Officers: On January 3, 2017, Messrs. Gere, Jensen, and Lynch and Ms. Papazian were each granted RSUs covering an aggregate number of shares of the Corporation’s common stock specified below that vest in three equal installments upon completion of each year of service over the three-year period measured from the grant date.

In addition, on January 24, 2017, Messrs. Gere, Jensen and Lynch and Ms. Papazian were each granted two performance-based RSU awards covering the target number of shares specified below. One of the performance- based awards vested based on the level of achievement of a performance goal based on ROE measured over the 2017 calendar year period and continued service through December 31, 2017. The ROE goals for the awards at threshold, target and maximum levels were 8.23 percent, 9.26 percent and 10.28 percent, respectively. The corresponding number of shares issuable to an individual under each such ROE performance-based award was 50 percent, 100 percent, and 150 percent of the target number of shares specified for such individual at threshold, target and maximum levels of performance, respectively, and no shares would have been issued if the minimum threshold level of performance had not been attained. The other award was based on earnings per share (“EPS”) for the 2019 fiscal year and continued service through December 31, 2019. The Committee believes the EPS goal for the performance-based RSU award is challenging and difficult to achieve, but attainable with significant skill and effort on the part of our executive team. The number of shares issuable under such EPS awards will range between 0 to 150 percent of the target number of shares based on the level of actual attainment of the specified performance goals.

The chart below indicates the number of shares of the Corporation’s common stock underlying the RSU awards granted to the named executive officers other than our CEOs in January 2017. No other equity awards were granted to them during the 2017 fiscal year:

Name	Title	Number of Shares subject to Service RSU Award (1)	Target Number of Shares for ROE RSU Award (2)	Target Number of Shares for EPS RSU Award (3)
Andrew R. Gere	President and Chief Operating Officer of SJWC	1,424	922	615
Palle L. Jensen	Executive Vice President of SJWC	1,197	775	517
James P. Lynch	Chief Financial Officer and Treasurer	1,370	887	591
Suzy Papazian	General Counsel and Corporate Secretary	1,152	746	497

(1)	The aggregate number of shares underlying the service-based RSUs granted to the named executive officers on January 3, 2017 was determined by dividing a designated dollar amount by $55.14, the closing selling price of the Corporation’s common stock on the January 3, 2017 grant date. The designated dollar amount was $78,500 for Mr. Gere, $66,000 for Mr. Jensen, $75,500 for Mr. Lynch, and $63,500 for Ms. Papazian.
(2)	The target number of shares underlying the ROE performance-based RSUs granted to the named executive officers on January 24, 2017 was determined by dividing a designated dollar amount by $51.11, the closing selling price of the Corporation’s common stock on the January 24, 2017 grant date. The designated dollar amount was $47,100 for Mr. Gere, $39,600 for Mr. Jensen, $45,300 for Mr. Lynch, and $38,100 for Ms. Papazian. Based on an ROE of 12.12 percent for calendar year 2017, Messrs. Gere, Jensen and Lynch and Ms. Papazian vested in 1,383, 1,162, 1,330 and 1,119 shares of common stock, respectively, under the ROE awards.
(3)	The target number of shares underlying the EPS performance-based RSUs granted to the named executive officers on January 24, 2017 was determined by dividing a designated dollar amount by $51.11, the closing selling price of the Corporation’s common stock on the January 24, 2017 grant date. The designated dollar amount was $31,400 for Mr. Gere, $26,400 for Mr. Jensen, $30,200 for Mr. Lynch, and $25,400 for Ms. Papazian.

Executive Benefits and Perquisites

The named executive officers are provided with certain market competitive benefits and perquisites. It is the Committee’s belief that such benefits are necessary for the Corporation to remain competitive and to attract and retain top caliber executive officers, since such benefits are commonly provided by peer group companies.

Retirement Benefits: Executive officers are eligible to receive retirement benefits under San Jose Water Company’s Retirement Plan, a tax-qualified defined benefit plan covering a broad spectrum of the company’s employees. Executive officers hired before March 31, 2008 are eligible to receive additional retirement benefits under the Executive Supplemental Retirement Plan (“SERP”), and executive officers hired on or after March 31, 2008 are eligible to receive additional retirement benefits under the Cash Balance Executive Supplemental Retirement Plan (“Cash Balance SERP”). Both of those plans are non-qualified plans in which only senior officers and other designated members of management may participate, and such individuals remain general creditors of San Jose Water Company with respect to their accrued benefits under those plans until the benefits are paid. A description of the plans and the benefits payable to each named executive officer upon retirement is set forth in the Pension Benefits table and the accompanying narrative that appears later in this proxy statement.

The pension benefits payable to Messrs. Roth, Gere and Jensen and Ms. Papazian under the SERP increase in correlation with increases in their compensation levels and years of service. However, the present value of each executive officer’s accrued pension benefit under the SERP will not only reflect such increases, but will also fluctuate from year to year based on the mortality tables and the interest rate used to discount anticipated future payments so that when interest rates decrease for example, the present value associated with the underlying benefit may increase.

Messrs. Lynch and Thornburg commenced employment with the Corporation after March 31, 2008 and accordingly participate in the Cash Balance SERP. Under that plan, each participant will receive compensation credits and interest credits on a quarterly basis to the book account maintained for him or her under the plan. The amount of the compensation credit each quarter will be tied to his or her compensation for that quarter and his or her years of credited service, and the percentage of compensation to be credited on such quarterly basis will increase as the participant’s years of credited service increase. For Mr. Thornburg, (i) the percentage of compensation credited to his Cash Balance SERP account each quarter until the quarter he turns 65 will be at 39 percent of his quarterly compensation in lieu of the lower percentage levels in effect for other participants, (ii) the special sign-on bonus specified in his employment agreement will be included in his compensation for the plan quarter in which it is paid, and (iii) he will vest in his accrued benefit under such plan once he turns 65 instead of the regular 10-year vesting schedule in effect for the other participants. For Mr. Lynch, the percentage of compensation credited to his Cash Balance SERP account for the first 20 years of credited service will be at 15 percent of his quarterly compensation in lieu of the lower percentage levels in effect for other participants, and he vested in his accrued benefit under such plan after three years of service. As of December 31, 2017, Mr. Thornburg had not vested in his accrued benefit under such plan.

For further information concerning the SERP and the Cash Balance SERP, please see the section entitled “Pension Benefits” that appears later in this proxy statement.

Broad-Based Employee Benefit Plans: Executive officers are also eligible to participate in San Jose Water Company’s Salary Deferral Plan, a tax-qualified 401(k) defined contribution plan. San Jose Water Company matches up to four percent of each participant’s contributions, subject to certain statutory limits. Such plan is open to all employees and officers under the same terms and conditions.

Elective Deferral: The named executive officers and certain other highly compensated employees may participate in San Jose Water Company’s Special Deferral Election Plan pursuant to which eligible participants may defer up to 50 percent of their base salary and up to 100 percent of their cash incentive compensation. The deferred amounts are credited with a fixed rate of interest, compounded semi-annually and reset at the beginning of each calendar year at the lower of (i) the then current 30-year long-term borrowing cost of funds to San Jose Water Company (or the equivalent thereof), as measured as of the start of such calendar year, or (ii) 120 percent of the long-term Applicable Federal Rate determined as of the start of such calendar year and based on semi-annual compounding. A description of the plan and the amounts deferred thereunder are set forth in the section entitled “Non-Qualified Deferred Compensation,” which appears later in this proxy statement.

Other Benefits and Perquisites: All administrative employees, including executive officers, are eligible to receive standard health care, disability, life and travel insurance, and professional development benefits. In addition, the Corporation provides certain executives from time to time with (i) vehicles for business use and personal commutes, and (ii) club memberships. The Corporation also purchases season tickets to sporting and cultural events which the CEO and other executive officers and personnel of the Corporation may use for non-business purposes on occasions. Mr. Thornburg is also reimbursed for (i) reasonable relocation expenses in connection with his move to the San Jose area (including temporary housing expenses in the San Jose area for up to 12 months), (ii) medical insurance and expenses during the period he was not eligible to participate in the Corporation’s health plans, and (iii) effective January 1, 2018, reasonable business related personal expenses approved by the Chair of the Committee of up to $40,000 per calendar year. In connection with his retirement as our CEO, Mr. Roth received a retirement gift and the Corporation transferred to him the company vehicle he was using per the terms of his CEO Transition Agreement.

The Corporation does not provide tax gross-ups for any imputed income in connection with providing those particular benefits and perquisites.

Risk Assessment

The Committee, with the input and assistance of the Corporation’s Human Resources Department, reviewed the various compensation programs maintained by the Corporation and its subsidiaries to determine whether any of those programs, including those maintained for the named executive officers, encouraged excess risk taking that would create a material risk to the Corporation’s economic viability. Based on that review and the fact that the Corporation operates in a heavily-regulated environment, the Committee concluded it was not reasonably likely that any of the Corporation’s compensation programs, including the executive officer compensation programs, would have a material adverse effect upon the Corporation. For further information concerning the overall compensation risk assessment process, please see the section to this proxy statement entitled “Executive Compensation and Related Information - Risk Assessment of Compensation Policies and Practices,” which appears later in this proxy statement.

Executive Severance Plan and Severance Programs

Executive Severance Plan: The Corporation maintains an Executive Severance Plan under which Mr. Thornburg and the other named executive officers will become entitled to certain severance benefits on a so-called double trigger basis in the event their employment were to terminate under certain defined circumstances in connection with a change in control of the Corporation. Accordingly, such benefits would be triggered in connection with such a change in control only if the executive officer’s employment is terminated by the Corporation other than for good cause or such executive officer resigns in connection with (i) a significantly adverse change in the nature or the scope of his or her authority or overall working environment, (ii) the assignment of duties materially inconsistent with his or her present duties, responsibilities or status, (iii) a reduction in the sum of his or her base salary and target annual incentive cash compensation, or (iv) a relocation of his or her principal place of employment by 55 miles or more.

The Executive Severance Plan is designed to serve two primary purposes: (i) encourage the executive officers to remain in the Corporation’s employ in the event of an actual or potential change in control transaction; and (ii) align the interests of the Corporation’s executive officers with those of the stockholders by enabling the executive officers to consider transactions that are in the best interests of the stockholders and provide opportunities for the creation of substantial stockholder value without undue concern over whether those transactions may jeopardize their employment or their existing compensation arrangements.

The Executive Severance Plan also allows the Corporation to maintain a standard set of severance benefits for new and existing executive officers and limit the instances where one-off arrangements will be negotiated with individual executive officers.

Based on the foregoing considerations and the many years of service that most of the executive officers have rendered to the Corporation, the Committee believes that the benefits provided under the Executive Severance Plan, including any tax gross-up payment to cover the parachute payment taxes the executive officers (except for Mr. Thornburg) may incur under the federal tax laws with respect to one or more severance benefits provided under the plan, have been set at a fair and reasonable level and appropriately balance the respective interests of the various stakeholders.

For further information regarding the Executive Severance Plan and the severance benefits provided thereunder, please see the section entitled “Employment Agreements, Termination of Employment and Change in Control Arrangements” that appears later in this proxy statement.

Severance Benefits for Messrs. Thornburg, Roth and Lynch: Pursuant to the terms of his employment Agreement, Mr. Thornburg will become entitled to severance benefits should his employment terminate under certain defined circumstances in the absence of a change in control. Pursuant to the terms of his original employment agreement, Mr. Roth would have been entitled to severance benefits in the event his employment terminated before December 31, 2017 under certain defined circumstances in the absence of a change in control; he did not receive any severance payments in connection with his termination of employment on December 31, 2017. Mr. Lynch will, as part of his negotiated compensation package with the Corporation, become entitled to severance benefits should his employment terminate under certain defined circumstances in the absence of a change of control. The Committee believes that such protections are typical for chief executive officers and chief financial officers in the peer group companies. For further information concerning Messrs. Thornburg’s, Roth’s and Lynch’s potential severance benefits, see the section entitled “Employment Agreements, Termination of Employment and Change in Control Arrangements” that appears later in this proxy statement.

Executive Officer Security Ownership Guidelines

In 2006, the Committee established a policy requiring named executive officers to achieve specific security ownership guidelines within five years. The Committee believes that such a policy is consistent with its philosophy of encouraging executive officer stock ownership and will serve to further align the interests of the executive officers with those of stockholders. Pursuant to the policy, executive officers are expected to own shares of the Corporation’s common stock with an aggregate value equal to two times the annual base salary for the CEO and one times the annual base salary for the other named executive officers. Shares of the Corporation’s common stock owned outright, shares underlying RSUs, and shares underlying deferred stock units, including deferred shares resulting from dividend equivalent rights, all count as shares owned for purposes of the guideline. Until the guideline is met, each executive is required to hold any shares of the Corporation’s common stock issued upon the vesting of RSUs (net of any shares withheld or sold to cover statutory withholding taxes and other applicable taxes). Mr. Thornburg has until November 6, 2022 to comply with this policy. As of December 29, 2017, all the other named executive officers had complied with the policy. The following table shows each named executive officer’s stock ownership as of December 29, 2017:

Name	Title	Security Ownership ($)(1)	Security Ownership Guideline ($)(2)
Eric W. Thornburg	President and Chief Executive Officer	$928,854	$1,400,000
W. Richard Roth	Former Chief Executive Officer, President and Chief Executive Emeritus	$17,800,208	$767,936
Andrew R. Gere	President and Chief Operating Officer of SJWC	$1,027,982	$448,000
Palle L. Jensen	Executive Vice President of SJWC	$762,896	$378,000
James P. Lynch	Chief Financial Officer and Treasurer	$1,486,026	$428,000
Suzy Papazian	General Counsel and Corporate Secretary	$739,151	$362,000

(1)	This amount is calculated by multiplying (i) the sum of the shares of the Corporation’s common stock actually owned, the shares underlying RSUs and shares underlying deferred stock units, including deferred shares resulting from dividend equivalent rights, by (ii) $63.83, the closing selling price of the common stock on December 29, 2017.
(2)	This amount is equal to two times the base salary in effect for Mr. Thornburg for the 2017 fiscal year and one times the base salary in effect for the other named executive officers for such year.

Policy Governing Hedging and Pledging of Common Stock

The Corporation has adopted policies that preclude the executive officers and certain employees and other individuals, including family members residing in the same household, from engaging in hedging or monetization transactions in the Corporation’s common stock such as put and call options and short sales and from pledging the Corporation’s common stock or holding such stock in margin accounts. Accordingly, the executive officers bear the full risk of economic loss, like any other stockholder, with respect to their equity holdings, whether in the form of actual shares of the Corporation’s common stock or RSUs that will convert into such shares following the satisfaction of the applicable vesting requirements.

IRC Section 162(m) Compliance

For years prior to 2018, Section 162(m) of the Internal Revenue Code generally disallowed a federal income tax deduction for publicly-traded companies such as the Corporation for compensation paid to the CEO and the three other highest paid executive officers (other than the Chief Financial Officer) to the extent that such compensation exceeded one million dollars per officer in any one year and did not otherwise qualify as performance-based compensation. The Corporation’s LTIP is structured so that compensation deemed paid to an executive officer in connection with the exercise of stock options should qualify as performance-based compensation that is not subject to the one million dollar limitation. In addition, RSUs with performance-vesting goals tied to one or more of the performance criteria approved by the stockholders under the LTIP may also be structured to qualify as performance-based compensation for Section 162(m) purposes. However, RSUs subject only to service-vesting requirements will not qualify as such performance-based compensation. Other awards made under the LTIP may or may not so qualify.

The exemption for qualified performance-based compensation has been repealed and the class of affected executives has been expanded effective for taxable years beginning after December 31, 2017 such that compensation paid to our covered executive officers in excess of one million dollars will not be deductible unless it qualified for transition relief applicable to certain arrangements in place as of November 2, 2017. Because of the uncertainties as to the scope and application of the transition relief, no assurances can be given that compensation intended to satisfy the requirements for exemption under Section 162(m) will in fact be fully deductible.

Summary Compensation Table

The following table provides certain summary information concerning the compensation earned for services rendered in all capacities to the Corporation and its subsidiaries for the fiscal years ended December 31, 2015, December 31, 2016, and December 31, 2017 by each of the two individuals who served as the Corporation’s Chief Executive Officer during 2017, the Corporation’s Chief Financial Officer, and the Corporation’s other three most highly compensated executive officers whose total compensation for the 2017 fiscal year was in excess of $100,000 and who were serving as executive officers at the end of the 2017 fiscal year. No executive officers who would have otherwise been includable in such table on the basis of total compensation for the 2017 fiscal year have been excluded by reason of their termination of employment or change in executive status during that year. The listed individuals are herein referred to as the “named executive officers.”

Name and Principal Position (1)	Year	Salary ($)(2)	Bonus ($)(2)(3)	Stock Awards ($)(4)	Non-Equity Incentive Plan Compensation ($)(2)(5)	Change in Pension Value ($)		All Other Compensation ($)(8)	Total ($)
Eric W. Thornburg	2017	$80,769	$—	$863,079	$—	$41,045	(6)	$35,120	$1,020,013
President and Chief Executive Officer of SJW Group
W. Richard Roth	2017	$767,936	$—	$333,543	$279,977	$535,773	(6)	$53,356	$1,970,585
Former Chief Executive Officer, President and Chief Executive Emeritus of SJW Group	2016	$738,400	$—	$195,585	$235,365	$329,818	(7)	$18,978	$1,518,146
	2015	$710,000	$—	$228,116	$230,927	$380,200	(7)	$19,883	$1,569,126
Andrew R. Gere	2017	$448,000	$30,500	$151,073	$122,501	$901,230	(6)	$17,007	$1,670,311
President and Chief Operating Officer of San Jose Water Company	2016	$354,212	$47,500	$112,280	$57,353	$491,113	(7)	$17,051	$1,079,509
	2015	$271,969	$32,500	$47,146	$38,591	$127,955	(7)	$18,346	$536,507
Palle L. Jensen	2017	$378,000	$26,250	$126,992	$103,906	$871,934	(6)	$12,652	$1,519,734
Executive Vice President of San Jose Water Company	2016	$344,000	$82,000	$112,280	$67,549	$478,750	(7)	$12,431	$1,097,010
	2015	$330,000	$76,700	$106,825	$68,177	$399,781	(7)	$11,924	$993,407
James P. Lynch	2017	$428,000	$29,250	$145,310	$117,031	$106,420	(6)	$22,699	$848,710
Chief Financial Officer and Treasurer of SJW Group	2016	$410,000	$102,500	$119,830	$63,725	$108,048	(7)	$23,052	$827,155
	2015	$403,000	$66,250	$124,291	$54,670	$91,884	(7)	$23,594	$763,689
Suzy Papazian	2017	$362,000	$65,250	$122,197	$99,532	$371,072	(6)	$15,522	$1,035,573
General Counsel and Corporate Secretary of SJW Group

(1)	Mr. Thornburg joined the Corporation on November 6, 2017. Ms. Papazian was not a named executive officer prior to the 2017 fiscal year; in accordance with SEC rules, disclosure of her compensation is limited to the 2017 fiscal year.

(2)	Includes amounts deferred under (i) San Jose Water Company’s Special Deferral Election Plan, a non-qualified deferred compensation plan for officers and other select management personnel and (ii) San Jose Water Company’s Salary Deferral Plan, a qualified deferred compensation plan under section 401(k) of the Internal Revenue Code.
(3)	Represents the portion of the annual cash incentive compensation paid at the discretion of the Committee based on a subjective assessment of individual performance goals. The amount of the cash incentive compensation payable based on attainment of the corporate performance goals is reported in the Non-Equity Incentive Compensation table. Mr. Thornburg was not eligible to receive incentive cash compensation for 2017.
(4)	The dollar amount reported in the Stock Awards column is equal to the aggregate grant-date fair value of the time-based and performance-based restricted stock unit awards made during each reported fiscal year, calculated in accordance with FASB ASC Topic 718, without taking into account any estimated forfeitures related to service-vesting conditions. The assumptions used in the calculation of the FASB ASC Topic 718 grant-date fair value of each such award are set forth in Note 11 to the Corporation’s consolidated financial statements included in its annual report on Form 10-K for the 2017 fiscal year. For time-based restricted stock unit awards, the grant date fair value was determined using the closing share price of the Corporation’s common stock on the date of grant, as appropriately discounted to reflect the lack of dividend equivalent rights. For the performance-based restricted stock unit awards, the total grant-date fair value is calculated using the probable outcome of the attainment of the respective pre-established performance objectives as of the grant date at 100% of target, as appropriately discounted to reflect the lack of dividend equivalent rights. The grant-date fair values of the 2017 performance-based EPS and ROE restricted stock unit awards at target and assuming maximum attainment of the performance goal are as follows:

	Grant Date Fair Value at Target Attainment	Grant Date Fair Value at Maximum Attainment
Eric W. Thornburg	$—	$—
W. Richard Roth	$333,543	$333,543
Andrew R. Gere	$76,185	$114,278
Palle L. Jensen	$64,042	$96,063
James P. Lynch	$73,262	$109,893
Suzy Papazian	$61,613	$92,420

For further information concerning the time-based and performance-based restricted stock unit awards, see the section below entitled “Grants of Plan-Based Awards.” Mr. Roth is credited with shares of deferred stock, and a number of those deferred shares include dividend equivalent rights. The phantom dividends that accumulate each year on those deferred shares pursuant to such dividend equivalent rights are converted into additional deferred shares. However, since the dividend equivalent rights were factored into the original grant-date fair value of Mr. Roth’s deferred shares, no further amounts are reported in this column with respect to the additional deferred shares attributable to the phantom dividends that accumulated during the fiscal year as a result of those dividend equivalent rights. The phantom dividends for the 2017 fiscal year were converted on January 2, 2018 into an additional 2,141 deferred shares for Mr. Roth. Such deferred shares had a fair market value of $136,660 on December 31, 2017 based on the $63.83 closing selling price of the Corporation’s common stock on December 29, 2017, the last trading day in the 2017 fiscal year.

(5)	Represents the portion of the annual cash incentive compensation based on the level of attainment of corporate performance goals.
(6)	Consists solely of the change in the actuarial present value of each named executive officer’s accrued pension benefits recorded for the 2017 fiscal year. The present value increased for each of Messrs. Thornburg, Roth, Gere, Jensen, and Lynch and Ms. Papazian above the present value at the close of fiscal year 2016. The present value for each of the accrued pension benefit fluctuates from year-to-year based on additional years of service, changes in compensation and increased age. In addition, such fluctuations may also occur due to the interest rate used to discount anticipated future payments so that when interest rates decrease for example, the present value associated with the underlying benefit may increase. The table below indicates the actuarial present value of the pension benefits accrued as of the close of the 2017 and 2016 fiscal years, respectively, by each named executive officer. For the 2017 fiscal year calculations, the discount rates applied were 3.52% for the Retirement Plan and 3.44% for the Executive Supplemental Retirement Plan (“SERP”) and Cash Balance Executive Supplemental Retirement Plan (“Cash Balance SERP”). For the 2016 fiscal year calculations the discount rates applied were 4.04% for the Retirement Plan and 3.84% for the SERP and Cash Balance SERP. The mortality rate tables used for the 2017 fiscal year are described as follows: the RP-2014 Mortality Table basis adjusted to 2006, published by The Society of Actuaries, with projection scale MP-2017 Mortality Improvement Scale and for the 2016 fiscal year was the RP-2014 Mortality Table basis adjusted to 2006, published by The Society of Actuaries, with projection scale MP-2016 Mortality Improvement Scale. Messrs. Thornburg and Lynch’s Cash Balance SERP benefit is based on a contribution rate of 39% and 15%, respectively, of their quarterly compensation (as defined in the plan), offset by a portion of their accrued benefit under the Retirement Plan.

Actuarial Present Value of Retirement Benefits	Thornburg	Roth	Gere	Jensen	Lynch	Papazian
Accrued as of the close of the 2017 fiscal year	$41,045	$8,248,798	$2,589,932	$4,035,500	$675,157	$1,027,621
Accrued as of the close of the 2016 fiscal year	$—	$7,713,025	$1,688,702	$3,163,566	$568,737	$656,549

Change in Pension Value	$41,045	$535,773	$901,230	$871,934	$106,420	$371,072

(7)	Consists solely of the change in the actuarial present value of each named executive officer’s accrued pension benefits recorded for each of the 2016 and 2015 fiscal years. For further information concerning the pension benefits, see the section below entitled “Pension Benefits.”

(8)	Consists of the following benefits: (i) club memberships for Messrs. Roth, Gere and Lynch; (ii) personal use of company vehicle for all named executive officers; (iii) 401(k) employer match made on such individual’s behalf for all named executive officers other than Mr. Thornburg; (iv) relocation expenses including temporary housing, moving expenses and travel paid to Mr. Thornburg in connection with his commencement of employment with the Corporation; (v) attorney and other professional fees paid to Mr. Thornburg in connection with negotiation of his employment agreement; (vi) medical insurance and expenses during the period Mr. Thornburg was not eligible to participate in the Corporation’s health plans; (vii) retirement gift to Mr. Roth; and (viii) transfer of company vehicle to Mr. Roth in connection with his Transition Agreement.

For the Year Ended December 31, 2017

Description	Thornburg	Roth	Gere	Jensen	Lynch	Papazian
Club Memberships	$—	$2,813	$62	$—	$8,562	$—
Personal Use of Company Vehicle	$204	$7,344	$6,145	$1,852	$3,337	$4,722
401(k) Employer Match	$—	$10,800	$10,800	$10,800	$10,800	$10,800
Relocation Expenses including Housing, Moving & Travel Expenses	$8,816	$—	$—	$—	$—	$—
Attorney & Other Professional Fees	$23,270	$—	$—	$—	$—	$—
Medical Insurance & Expenses	$2,830	$—	$—	$—	$—	$—
Retirement Gift	$—	$1,495	$—	$—	$—	$—
Vehicle	$—	$30,904	$—	$—	$—	$—

Total	$35,120	$53,356	$17,007	$12,652	$22,699	$15,522

Grants of Plan-Based Awards

The following table provides certain summary information concerning each grant of an award made to a named executive officer in the 2017 fiscal year under a compensation plan:

Name		Date of	Potential Payouts Under Non-Equity Incentive Plan Awards (1)			Estimated Future Payouts Under Equity Incentive Plan Awards					All Other Stock Awards: Number of Shares of Stock		Grant Date
	Grant Date	Pre- Authorization	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)		Maximum (#)		or Units (#)(2)		Value (3)
Eric W. Thornburg	11/6/2017	9/26/2017	—	—	—	—	—		—		14,552	(4)	$863,079
W. Richard Roth	—	—	$95,992	$191,984	$287,976	—	—		—		—		—
	1/24/2017	—	—	—	—	—	6,639	(5)	—		—		$333,543
Andrew R. Gere	—	—	$42,000	$84,000	$126,000	—	—		—		—		—
	1/3/2017	10/25/2016	—	—	—	—	—		—		1,424	(6)	$74,888
	1/24/2017	—	—	—	—	461	922		1,383	(7)	—		$46,321
	1/24/2017	—	—	—	—	307	615		922	(8)	—		$29,864
Palle L. Jensen	—	—	$35,625	$71,250	$106,875	—	—		—		—		—
	1/3/2017	10/25/2016	—	—	—	—	—		—		1,197	(6)	$62,950
	1/24/2017	—	—	—	—	387	775		1,162	(7)	—		$38,936
	1/24/2017	—	—	—	—	258	517		775	(8)	—		$25,106
James P. Lynch	—	—	$40,125	$80,250	$120,375	—	—		—		—		—
	1/3/2017	10/25/2016	—	—	—	—	—		—		1,370	(6)	$72,048
	1/24/2017	—	—	—	—	443	887		1,330	(7)	—		$44,563
	1/24/2017	—	—	—	—	295	591		886	(8)	—		$28,699
Suzy Papazian	—	—	$34,125	$68,250	$102,375	—	—		—		—		—
	1/3/2017	10/25/2016	—	—	—	—	—		—		1,152	(6)	$60,584
	1/24/2017	—	—	—	—	373	746		1,119	(7)	—		$37,479
	1/24/2017	—	—	—	—	248	497		745	(8)	—		$24,134

(1)

Reflects potential payouts under the annual cash incentive compensation program tied to attainment of corporate performance goals; the entire cash incentive compensation for Mr. Roth was tied to the attainment of these goals; a portion of the cash incentive compensation for the other named executive officers was also tied to attainment of individual performance and is not included in this column with the actual amount paid based on individual performance reported in the Bonus column in the Summary Compensation Table. Each potential level of payout based on the corporate performance goals was tied to the level at which San Jose Water Company attained the performance goals for the 2017 fiscal year established by the Executive Compensation Committee. The goals were tied to a capital additions objective, water quality compliance and designated operational goals based on key water industry objectives. The capital additions objective was attained at the maximum level, the water quality compliance goal was attained at the maximum level and the operational goals were attained between the threshold and maximum levels, resulting in an actual cash incentive compensation to Mr. Roth in the dollar amount of $279,977 or 145.8% of his target cash incentive compensation for the year and $122,501, $103,906, $117,031, and $99,532 for Messrs. Gere, Jensen, Lynch and Ms. Papazian, respectively, representing 145.8% of their target allocated to the corporate goals. These amounts are reported in the Non-Equity Incentive Compensation column in the Summary Compensation Table.
(2)	Reflects grants of restricted stock units under the LTIP as more fully described in the footnotes below. The restricted stock units do not include dividend equivalent rights. A portion of the vested shares which become issuable under the units will be withheld by the Corporation to cover the applicable withholding taxes.
(3)	The grant-date value is calculated in accordance with FASB ASC Topic 718, and accordingly determined on the basis of the closing selling price per share of the Corporation’s common stock on the applicable grant date, as appropriately discounted to reflect the lack of dividend equivalent rights. For the performance-based restricted stock unit awards, the total grant-date fair value is calculated using on the probable outcome of the attainment of the pre-established performance objective as of the grant date at 100% of target. The reported grant-date value does not take into account any estimated forfeitures relating to service-vesting conditions.
(4)	On November 6, 2017, Mr. Thornburg was granted service-based restricted stock units covering 14,552 shares of the Corporation’s common stock. Each restricted unit entitles Mr. Thornburg to receive one share of the Corporation’s common stock on the applicable vesting date of that unit. The restricted stock units vest in a series of three successive equal annual installments on each of December 31, 2018, December 31, 2019 and December 31, 2020 subject to continued employment through the vesting date. The units will vest in full, and the underlying shares will become immediately issuable, on an accelerated basis if (i) Mr. Thornburg’s service terminates by reason of death or disability or (ii) he is involuntarily terminated other than for good cause, or resigns for good reason. Immediate vesting will also occur in the event there is a change in control of the Corporation in which the units are not assumed or otherwise continued in effect.
(5)	On January 24, 2017, Mr. Roth was granted performance-based restricted stock units covering 6,639 shares of the Corporation’s common stock in accordance with the terms of his amended employment agreement. The restricted stock units vest based on the attainment of a performance goal based on return on equity (“ROE”) measured over the 2017 calendar year period and continued service through December 31, 2017. The ROE goal was 9.26% and no shares would have been issued if such ROE goal was not attained. Based on an ROE of 12.12% for the 2017 calendar year, 6,639 shares of the Corporation’s common stock were issued to Mr. Roth on February 28, 2018 (a portion of which were withheld to cover applicable withholding taxes).
(6)	On January 3, 2017, Messrs. Gere, Jensen, Lynch and Ms. Papazian were each awarded service-based restricted stock units covering 1,424, 1,197, 1,370, and 1,152 shares of the Corporation’s common stock, respectively. Each restricted unit entitles the officer-recipient to receive one share of the Corporation’s common stock on the applicable vesting date of that unit. The restricted stock units vest in a series of three successive equal annual installments upon the officer’s completion of each year of service with the Corporation over the three-year period measured from the award date (January 3, 2017). The units will vest in full, and the underlying shares will become immediately issuable, on an accelerated basis if (i) the officer’s service terminates by reason of death or disability or (ii) the officer is involuntarily terminated other than for good cause, or resigns for good reason, within 24 months after a change in control. Immediate vesting will also occur in the event there is a change in control of the Corporation in which the units are not assumed or otherwise continued in effect.

(7)	On January 24, 2017, Messrs. Gere, Jensen, Lynch and Ms. Papazian were each granted performance based restricted stock units covering the target number of shares specified in the table. Each such performance based award will vest based on the level of achievement of a performance goal based on ROE measured over the 2017 calendar year period and continued service through December 31, 2017. The ROE goal for the awards at threshold, target, and maximum levels were 8.23%, 9.26% and 10.28%, respectively. The maximum number of shares issuable to an individual under each such performance-based award was 150% of the target number of shares specified for such individual and no shares would have been issued if the minimum threshold level of performance was not attained. Based on an ROE of 12.12% for the 2017 calendar year, the maximum number of shares were issued to each officer on February 28, 2018 (a portion of which were withheld to cover applicable withholding taxes).
(8)	On January 24, 2017, Messrs. Gere, Jensen, Lynch and Ms. Papazian were each granted performance based restricted stock units covering the target number of shares specified in the table. Each such performance based award will vest based on the level of achievement of a performance goal based on the EPS for the 2019 fiscal year and continued service through December 31, 2019. The number of shares issuable under such awards will range between 0 to 150 percent of the target number of shares based on the level of actual attainment of the specified performance goals.

2017 Incentive Cash Compensation Program

In January 2017, the Executive Compensation Committee set the cash incentive compensation potential for the named executive officers for the 2017 fiscal year. The dollar amount of that cash incentive compensation for Mr. Roth was tied to the level at which San Jose Water Company attained the performance goals for the 2017 fiscal year established by the Executive Compensation Committee. The goals were tied to a stated capital addition objective, water quality compliance and designated operational objectives based on key water industry objectives. At threshold level attainment, Mr. Roth’s cash incentive compensation potential was set at $95,992 (12.5 percent of base salary); for target level attainment, the cash incentive compensation potential was $191,984 (25 percent of base salary); and at above-target level attainment, the applicable cash incentive compensation potential was $287,976 (37.5 percent of base salary). The actual cash incentive compensation amount could accordingly vary from 0 to 150 percent of the target amount based on the level at which the various performance goals were attained. The actual cash incentive compensation amount that any other named executive officer could have earned for the 2017 fiscal year ranged from 0 to 200 percent of his or her target amount based on the Corporation’s performance and the Committee’s assessment of the named executive officer’s individual performance for such year. The actual percentage within that range was to be determined as follows: (i) up to 150 percent of the target amount could be earned, weighted 75 percent for the Corporation’s performance and 25 percent for individual performance; and (ii) an additional 50 percent could be earned for exceptional individual performance. Mr. Thornburg was not eligible to receive incentive cash compensation for 2017. Further information concerning the cash incentive compensation program established for Mr. Roth and the other named executive officers is set forth in the Compensation Discussion & Analysis that appears earlier in the proxy statement.

Risk Assessment of Compensation Policies and Practices

The Executive Compensation Committee, with input and assistance from the Human Resources Department, undertook a substantial review of the various compensation programs, policies and practices maintained by the Corporation and its subsidiaries for the executive officers and other employees throughout the organization to determine whether any of those programs, policies and practices encouraged excess risk taking that would create a material risk to the Corporation’s economic viability. As part of that process, the Executive Compensation Committee reviewed a detailed inventory of the Corporation’s compensation plans and programs prepared by the Human Resources Department in which the principal features of each plan were summarized, the potential risk factors (if any) associated with each plan were identified and the mitigation factors designed to address those risks were described. Based on that review and the fact that as public utilities the Corporation’s wholly-owned subsidiaries, San Jose Water Company and SJWTX, Inc., operate in a heavily-regulated environment, the Executive Compensation Committee concluded it was not reasonably likely that any of the compensation programs, policies and practices of the Corporation or its subsidiaries, whether individually or in the aggregate, would have a material adverse effect upon the Corporation. In reaching such conclusion, the Executive Compensation Committee took into account the following factors, including factors specifically analyzed in terms of the compensation programs, policies and practices for the Corporation’s executive officers:

•	The overall compensation structure is applied uniformly throughout the Corporation and its subsidiaries, with the only major exception relating to the equity component of that compensation structure. Equity compensation (other than through participation in the Corporation’s broad-based employee stock purchase plan) has historically been granted only to officers of the Corporation or its subsidiaries and is currently provided in the form of restricted stock units that vest incrementally over their period of continued service or the attainment of specified performance goals over their period of continued service. Neither the Corporation nor its subsidiaries have any material compensation arrangements that are unique to any business unit or that otherwise depart significantly from the general uniformity of the overall compensation structure throughout the organization.

•	For most of the employee base, compensation is primarily in the form of base salary. Certain employees, other than the officers, are also eligible to receive cash incentive compensation with target levels tied to a fixed dollar amount generally ranging from $6,500 to $10,000 for the 2017 fiscal year. For such employees, the cash incentive compensation component is tied to both financial and non-financial metrics and individual performance, and the maximum cash incentive compensation that can be earned is capped between 150 to 200 percent of the target cash incentive compensation.

•	Under the cash incentive compensation program, the target amount for the named executive officers is 25 percent of base salary for Mr. Roth and the other executive officers for the 2017 fiscal year, with a maximum cash incentive compensation potential set at 150 percent of the target amount for Mr. Roth and 200 percent of the target amount for the other executive officers. One hundred percent of Mr. Roth’s cash incentive compensation for the 2017 fiscal year is tied to performance goals that are intended to sustain stockholder value, such as capital additions, water quality compliance and the attainment of certain operational goals critical to the successful operation of the business, with such cash incentive compensation potential allocated equally among these three sets of goals. For the other named executive officers, they may earn up to 150 percent of their target amount for the 2017 fiscal year weighted as follows: (i) 75 percent tied to the same performance goals as Mr. Roth (also allocated in the same manner); and (ii) 25 percent tied to a subjective assessment of pre-specified individual goals but such amount is not pre-allocated in distinct dollar segments among the various individual goals. The other named executive officers may earn up to an additional 50 percent of their target amount for exceptional individual performance. We believe this structure based on a number of different performance measures mitigates any tendency for an executive to focus exclusively on the specific financial metrics.

•	Mr. Thornburg was not eligible to receive any award under the cash incentive program for the 2017 fiscal year. He received a special sign-on bonus in the amount of $310,000 in the first quarter of 2018 which was intended in part to offset the bonus he forfeited upon termination of his employment with his former employer.

•	Accordingly, the overall compensation structure is not overly weighted toward short-term incentives, and by utilizing multiple performance criteria and imposing meaningful caps on the potential pay-outs under each of the short-term cash incentive programs, the Corporation has taken reasonable steps to protect against the potential of disproportionately large short-term incentives that might encourage excessive risk taking. In addition, the Corporation has an internal business risk assessment structure that identifies the major risks to the business of the Corporation and its subsidiaries and implements techniques and processes to control and mitigate those risks. Accordingly, to the extent any of the performance metrics established for the short-term incentive programs might otherwise contribute to any potential risks identified for the business, there are already procedures in place to control and limit those risks.

•	Each of the named executive officers receives equity compensation in the form of restricted stock unit awards that derive their value from the market price of the Corporation’s common stock, and the value of those awards increase as the price of the common stock appreciates and stockholder value is thereby created. Accordingly, the equity component is structured to encourage long-term growth and appreciation in the value of the Corporation’s business and stock price.

•	The Corporation has transitioned from stock option grants to restricted stock unit awards. This transition has mitigated the potential to encourage risk taking in the short-term due to the fact that stock options have value only if the price of the underlying shares increases and have no limit on the amount that can be realized from such potential appreciation. Restricted stock units, on the other hand, should reduce the incentive for excessive risk taking because they provide varying levels of compensation as the market price of the Corporation’s common stock fluctuates over time. In addition, the service-based restricted stock unit awards vest over a period of years and this vesting element encourages the recipients of those awards to focus on sustaining the Corporation’s long-term performance. Because such awards are made annually, the officers always have unvested awards outstanding that could decrease significantly in value if the business of the Corporation and its subsidiaries is not managed for the long term.

•	In connection with the negotiation of his compensation package in 2014, Mr. Roth was granted performance-based restricted stock units in August 2014 tied to the attainment of relative total stockholder return measured over a 41-month period. The payout under this award was capped at 200 percent of the target number of shares subject to the award. The relative nature of the performance goal, the cap on the payout and the multi-year vesting period minimize any potential risk.

•	Mr. Roth and the other named executive officers also received performance-based restricted stock units in January 2015, April 2015, January 2016 and January 2017 tied to the attainment of return on equity and continued service over the 2015, 2016 and 2017 fiscal years, respectively. The performance goal under each award is based on the target approved by the Board and that we believe is challenging but attainable without taking excessive risk. The limited number of shares subject to the awards (ranging from 501 to 6,639 shares) and the capped payout (at 100 percent for Mr. Roth and 150 percent for the other named executive officers) together with vesting schedules that overlap with other awards reduce the motivation to take risks in any one year.

•	Mr. Thornburg was granted service-based restricted stock units upon his commencement of employment and in January 2018 which vest over a period of three years of service. In addition, he received performance-based restricted stock units in 2018 that will vest over three-year performance periods. He will also be eligible to receive awards annually. Accordingly, he will hold unvested awards that could decrease significantly in value if the business of the Corporation and its subsidiaries is not managed for the long term and minimizes any motivation to take risks.

•	Pursuant to the terms of their respective employment agreements, Mr. Roth’s and Mr. Thornburg’s compensation is subject to recoupment as required under applicable law and regulations. In addition, any shares, cash or other property issued to the other named executive officers pursuant to their performance-based restricted stock unit awards is subject to recoupment as required under applicable laws and regulations.

•	The Corporation maintains a tax-qualified retirement plan on an employee-wide basis. The plan is divided into two components: a traditional defined benefit pension formula for employees who commenced employment prior to March 31, 2008 and a cash-balance pension formula for employees who commence employment on or after that date. The retirement benefit formula under such plan is based on cash compensation levels and years of credited service and, for the cash balance component, the applicable quarterly contribution rate. More detailed information concerning the benefit accrual formulas for the two components is set forth in the “Pension Benefits” section that appears later in this proxy statement. The federal tax laws impose a maximum dollar limitation on the annual retirement benefit that can be accrued under such plan and also impose certain funding obligations on the Corporation with respect to the benefits participants accrue under the plan. The Corporation periodically reviews the funding status of the plan to determine whether there would be any material risk posed by those funding obligations in relation to the current assets of the plan or its projected future contribution levels and to consider appropriate action to mitigate any identifiable risks through potential changes in plan structure or investment strategy.

•	The Corporation also maintains an Executive Supplemental Retirement Plan for certain officers and other selected executives that supplement their retirement benefits under the tax-qualified plan. The benefit formula is also tied to cash compensation levels and years of service, and the maximum annual retirement benefit that can be accrued under such plan is limited to a maximum benefit equal to 60 percent of the participant’s average annual compensation (determined on the basis of his or her three highest consecutive years of compensation measured in terms of salary and annual cash incentive compensation) less the annual retirement benefit accrued under the tax-qualified plan. Officers, such as Messrs. Lynch, and Thornburg, and other selected individuals who commence employment on or after March 31, 2008 do not participate in the Executive Supplement Retirement Plan and are instead eligible for participation in the Cash Balance Executive Supplemental Retirement Plan. Unlike the qualified retirement plan benefits, participants in these two supplemental retirement plans are only general creditors of the Corporation who would lose substantially all of their accrued benefits under the supplemental plans were the Corporation to become insolvent.

•	The Corporation has also instituted stock ownership guidelines which require the named executive officers to maintain a substantial ownership interest in the Corporation. By requiring that a meaningful amount of their personal wealth be tied to long-term holdings in the Corporation’s common stock, the Corporation has further aligned their interests with those of the stockholders and mitigated the risk of excessive risk taking.

•	Finally, the Corporation has adopted policies that preclude certain employees and other individuals, including officers and family members residing in the same household, from engaging in hedging or monetization transactions in the Corporation’s stock such as put and call options and from pledging the Corporation’s stock or holding such stock in margin accounts. Accordingly, the executive officers bear the full risk of economic loss, like any other stockholder, with respect to their equity holdings, whether in the form of actual shares of the Corporation’s common stock or restricted stock units that will convert into such shares following the satisfaction of the applicable vesting requirements.

For the foregoing reasons, the Executive Compensation Committee concluded that it was not reasonably likely that the overall employee compensation structure of the Corporation and its subsidiaries, when analyzed either in terms of its organization-wide application or its specific application to various major business units, would have any material adverse effect upon the Corporation.

Outstanding Equity Awards at Fiscal Year-End

The following table provides certain summary information concerning outstanding equity awards held by the named executive officers as of December 31, 2017:

Name	Stock Awards
	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)		Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(2)
Eric W. Thornburg	14,552	(1)	$928,854	—		$—
W. Richard Roth	—		$—	—		$—
Andrew R. Gere	208	(3)	$13,277	615	(4)	$39,255
	167	(5)	$10,660
	1,906	(6)	$121,660
	1,424	(7)	$90,894
Palle L. Jensen	800	(3)	$51,064	517	(4)	$33,000
	1,906	(6)	$121,660
	1,197	(7)	$76,405
James P. Lynch	930	(3)	$59,362	591	(4)	$37,724
	2,032	(6)	$129,703
	1,370	(7)	$87,447
Suzy Papazian	260	(3)	$16,596	497	(4)	$31,724
	1,588	(6)	$101,362
	1,152	(7)	$73,532

(1)	Represents restricted stock units granted on November 6, 2017 and covering 14,552 shares. The underlying shares vest and become issuable in three successive equal annual installments on each of December 31, 2018, December 31, 2019, and December 31, 2020. As of December 31, 2017, all of the units were unvested.

(2)	The reported market value of the shares underlying the unvested units is based on the $63.83 closing selling price of the common stock on December 29, 2017, the last trading day in the 2017 fiscal year.
(3)	Represents restricted stock units granted on January 2, 2015 and covering: 623 shares for Mr. Gere; 2,397 shares for Mr. Jensen; 2,789 shares for Mr. Lynch; and 779 shares for Ms. Papazian. The underlying shares vest and become issuable in three successive equal annual installments over the three-year period of service measured from the date of grant. As of December 31, 2017, one third of the units were unvested.
(4)	Represents performance-vesting restricted stock units granted on January 24, 2017, covering a target number of shares: 615 for Mr. Gere; 517 for Mr. Jensen; 591 for Mr. Lynch; and 497 for Ms. Papazian which vest based on the EPS for the 2019 fiscal year and continued service through December 31, 2019. The number of shares issuable under such awards will range between 0 to 150 percent of the target number of shares based on the level of actual attainment of the specified performance goals. The reported market value of the shares underlying those unvested units assumes attainment at 100% of target.
(5)	Represents restricted stock units granted on April 29, 2015 and covering 501 shares. The underlying shares vest and become issuable in three successive equal annual installments over the three-year period of service measured from the date of grant. As of December 31, 2017, one third of the units were unvested.
(6)	Represents restricted stock units granted on January 4, 2016 and covering: 2,858 shares for Mr. Gere; 2,858 shares for Mr. Jensen; 3,048 shares for Mr. Lynch; and 2,381 shares for Ms. Papazian. The underlying shares vest and become issuable in three successive equal annual installments over the three-year period of service measured from the date of grant. As of December 31, 2017, two thirds of the units were unvested.
(7)	Represents restricted stock units granted on January 3, 2017 and covering: 1,424 shares for Mr. Gere; 1,197 shares for Mr. Jensen; 1,370 shares for Mr. Lynch; and 1,152 shares for Ms. Papazian. The underlying shares vest and become issuable in three successive equal annual installments over the three-year period of service measured from the date of grant. As of December 31, 2017, all of the units were unvested.

Option Exercises and Stock Vested

The following table sets forth, for each of the named executive officers, the number and value of shares of the Corporation’s common stock subject to each deferred restricted stock or restricted stock unit award that vested during the year ended December 31, 2017. No option or stock appreciation rights were exercised by the named executive officers during the 2017 fiscal year, and none of such officers held any option or stock appreciation rights as of December 31, 2017.

Name	Stock Awards
	Number of Shares Acquired on Vesting (#)		Value Realized on Vesting ($)(2)
Eric W. Thornburg	—		$—
W. Richard Roth	2,141	(1)	$136,660
	3,217		$180,088
	5,691		$363,257
	6,639	(3)	$423,767
	39,834	(4)	$2,542,604
Andrew R. Gere	230		$12,875
	208		$11,644
	167		$8,156
	952		$52,646
	1,383	(5)	$88,277
Palle L. Jensen	1,264		$70,759
	799		$44,728
	952		$52,646
	1,162	(5)	$74,170
James P. Lynch	1,264		$70,759
	930		$52,061
	1,016		$56,185
	1,330	(5)	$84,894
Suzy Papazian	230		$12,875
	260		$14,555
	793		$43,853
	1,119	(5)	$71,426

(1)	Represents the phantom cash dividends which accumulated during the 2017 fiscal year on the shares of the Corporation’s common stock underlying deferred restricted stock awards which were converted on January 2, 2018 into additional deferred shares based on the average of the per share market prices of the common stock on each date actual dividends were paid on such common stock during the 2017 fiscal year.
(2)	The value realized is determined by multiplying (i) the market price of the common stock on the applicable vesting date by (ii) the number of shares which vested on such date. For the phantom cash dividends which were converted into additional deferred shares on January 2, 2018, the value realized is determined by multiplying (i) the $63.83 closing selling price of the common stock on December 29, 2017, the last trading day in the 2017 fiscal year, by (ii) the number of those additional deferred shares.
(3)	Represents shares subject to an award of restricted stock units under the Corporation’s Long-Term Incentive Plan covering 6,639 shares of the Corporation’s Common Stock granted to Mr. Roth on January 24, 2017. The restricted stock units vested based on the attainment of a performance goal based on return on equity (“ROE”) measured over the 2017 calendar year period and continued service through December 31, 2017. The ROE goal was 9.26%. Based on an ROE of 12.12% for the 2017 calendar year and Mr. Roth’s continued service through December 31, 2017, all vesting conditions were met on December 31, 2017 and such award was certified on February 26, 2018.
(4)	Represents shares issued to Mr. Roth in connection with the vesting of a performance-based restricted stock units granted on August 4, 2014, covering 19,917 target shares of the Corporation’s common stock. The award vested based on the relative total shareholder return over the period measured from August 4, 2014 to December 31, 2017 (the “TSR Performance Period”) and Mr. Roth’s continued service with the Corporation through the end of the TSR Performance Period. The number of shares issuable under the award ranged from 0% to 200% of the target number of shares based on the Corporation’s total shareholder return ranking relative to eight water utility peer companies. Based on a total shareholder return ranked first relative to the peer companies and Mr. Roth’s service with the Corporation through the end of the TSR Performance Period, Mr. Roth vested in 39,834 shares of common stock or 200% of the target number of shares under such award. Such award was certified on February 26, 2018.

(5)	Represents awards of restricted stock units under the Corporation’s Long-Term Incentive Plan covering 922, 775, 887, and 746 target shares of the Corporation’s Common Stock, respectively, granted to each of Messrs. Gere, Jensen, and Lynch and Ms. Papazian on January 24, 2017. The restricted stock units vested based on the level of achievement of a performance goal based on ROE measured over the 2017 calendar year period and continued service through December 31, 2017. The ROE goal for the awards at threshold, target, and maximum levels were 8.23%, 9.26%, 10.28%, respectively. Based on a ROE of 12.12% for calendar year 2017 and each officer’s continued service through December 31, 2017, all vesting conditions were met at maximum level on December 31, 2017 and such awards were certified on February 26, 2018. Messrs. Gere, Jensen, Lynch and Ms. Papazian therefore vested in 1,383, 1,162, 1,330 and 1,119 shares of common stock, respectively, under such awards.

Pension Benefits

The Corporation maintains three defined benefit plans: San Jose Water Company’s Retirement Plan, a tax-qualified pension plan (the “Retirement Plan”); the Executive Supplemental Retirement Plan, a non-qualified supplemental pension plan (the “SERP”); and the Cash Balance Executive Supplemental Retirement Plan, a non-qualified pension plan for certain individuals who commence employment with San Jose Water Company on or after March 31, 2008 (the “Cash Balance SERP”).

The following table sets forth as of December 31, 2017, for each plan that provides for payments or other benefits in connection with the retirement of each of the named executive officers, the number of years of service credited to the named executive officer under the plan, the actuarial present value of the named executive officer’s accumulated benefit under each applicable plan, and the dollar amount of any payments and benefits paid to the named executive officer during the Corporation’s last completed fiscal year.

Name	Plan Name	Number of Years Credited Service (#) (1)	Present Value of Accumulated Benefit ($) (1)	Payments During Last Fiscal Year ($)
Eric W. Thornburg	San Jose Water Company Retirement Plan	—	$5,227	—
	San Jose Water Company Cash Balance Executive Supplemental Retirement Plan	—	$35,818	—
W. Richard Roth	San Jose Water Company Retirement Plan	28	$1,881,708	—
	San Jose Water Company Executive Supplemental Retirement Plan	28	$6,367,090	—
Andrew R. Gere	San Jose Water Company Retirement Plan	22	$1,073,017	—
	San Jose Water Company Executive Supplemental Retirement Plan	22	$1,516,915	—
Palle L. Jensen	San Jose Water Company Retirement Plan	23	$1,799,048	—
	San Jose Water Company Executive Supplemental Retirement Plan	23	$2,236,452	—
James P. Lynch	San Jose Water Company Retirement Plan	7	$126,693	—
	San Jose Water Company Cash Balance Executive Supplemental Retirement Plan	7	$548,464	—
Suzy Papazian	San Jose Water Company Retirement Plan	13	$494,359	—
	San Jose Water Company Executive Supplemental Retirement Plan	13	$533,262	—

(1)	The number of years of credited service has been rounded to the nearest whole number. The present value of accumulated benefits is based on the actual period of service credited.

The pension benefits payable to the executive officers increase in correlation with increases in salary and years of service. The present value of the accrued pension benefit will also fluctuate from year-to-year based on the age of the participant and the interest rate used to discount anticipated future payments so that when interest rates decrease for example, the present value associated with the underlying benefit may increase.

The actuarial and economic assumptions used above to value the pension plan benefits include the RP-2014 Mortality Table basis adjusted to 2006 published by The Society of Actuaries, with projection scale MP-2017 Mortality Improvement Scale, a 3.52 percent discount rate for San Jose Water Company’s Retirement Plan and a 3.44 percent discount rate for the SERP and Cash Balance SERP (for 2016 a discount rate of 4.04 percent was used for the Retirement Plan and a discount rate of 3.84 percent was used for the SERP and Cash Balance SERP and the RP-2014 Mortality Table basis adjusted to 2006, published by The Society of Actuaries, with projection scale MP-2016 Mortality Improvement Scale was used for such plans). There is no assumption for pre-retirement mortality or cessation of service, and retirement is assumed to occur at the earliest age at which each named executive officer can receive the pension benefits without actuarial reductions. For further information concerning such actuarial assumptions, please see Note 10 to the Corporation’s consolidated financial statements included in its annual report on Form 10-K for the 2017 fiscal year.

Retirement Plan Benefit

Benefit accruals under Retirement Plan differ depending on whether an employee first commenced status as an employee (i) before March 31, 2008 or (ii) on or after March 31, 2008. All the named executive officers, except for James P. Lynch and Eric W. Thornburg, commenced service before March 31, 2008.

The monthly retirement benefit under the Retirement Plan payable at age 65 (the plan’s normal retirement age) to each named executive officer who commenced employee status before March 31, 2008 will be equal to 1.6 percent of his average monthly compensation (as determined in the manner indicated below) for each year of service completed after January 1, 1978. However, the Retirement Plan provides a minimum benefit to each participant with at least 30 years of service equal to 50 percent of his or her average monthly compensation, less 50 percent of his or her monthly old-age insurance benefit under Section 202 of the Social Security Act. For participants with less than 30 years of service, the minimum benefit described in the preceding sentence will be reduced 1/30 for each year by which their years of service are less than 30 years (adjusted to give credit for partial years of service).

For participants who commenced employee status before March 31, 2008, the Retirement Plan also contains a special benefit calculation when their combined age and service equals or exceeds 75. The combined age and years of service for each named executive officer, except for Mr. Gere and Ms. Papazian, who commenced employee status before March 31, 2008 equals or exceeds 75. Accordingly, the special benefit for each of those named executive officers who commenced employee status before March 31, 2008 and completed at least 30 years of service will be equal to 60 percent of his or her average monthly compensation, less 50 percent of his or her monthly old-age insurance benefit under Section 202 of the Social Security Act. For those named executive officers with less than 30 years of service, the special benefit described in the preceding sentence will be reduced 1/30 for each year by which their years of service are less than 30 years (adjusted to give credit for partial years of service).

For purposes of the applicable benefit calculation under the Retirement Plan, (i) a participant’s average monthly compensation will be determined on the basis of his or her three highest years of compensation (whether or not consecutive) prior to attainment of age 65 (or earlier retirement or termination) and will generally be based upon the amount reported on his or her Form W-2 for federal income tax purposes for each year included in such calculation, plus amounts deferred under the 401(k) plan and certain other limited deferrals, and (ii) the annual compensation taken into account for benefit accrual purposes for each such year may not exceed the annual compensation limit for that year determined in accordance with the Internal Revenue Code. No lump sum payment of accumulated retirement benefits is provided under the Retirement Plan for employees who first commenced status as an employee before March 31, 2008, except that a lump sum distribution may become payable to the surviving beneficiary of a deceased participant under certain circumstances. In-service distributions are allowed for: (i) a participant who has attained age 70  1⁄2; and (ii) a participant who commenced status as an employee before March 31, 2008 if such participant has attained age 65 and his or her age and years of service equal at least 100; provided, if such a participant was not employed by the Company on December 31, 2013 and is subsequently re-hired on or after January 1, 2014, he or she will not be entitled to an in-service distribution.

The retirement benefits accrued by employees who first commence service on or after March 31, 2008, including Messrs. Lynch and Thornburg, are determined under the cash balance portion of the Retirement Plan and will be based upon the compensation credits and interest credits made to a hypothetical bookkeeping account established for each such participant. Compensation credits will be made on behalf of each participant each plan quarter in which the participant is an eligible employee with at least one hour of service for that quarter. The amount of the compensation credit for that quarter will be based on the compensation paid to the participant for that quarter and his or her years of credited service, as determined in accordance with the following schedule:

Years of Credited Service	Percent of Compensation
Less than 5	5%
5 but less than 10	6%
10 but less than 15	7%
15 but less than 20	9%
20 or more	11%

For purposes of determining the amount of each participant’s compensation credit, (i) compensation is generally based upon the amount that would otherwise be reported on the participant’s Form W-2 for federal income tax purposes during the quarter, plus amounts deferred for that quarter under the 401(k) plan and certain other limited deferrals and (ii) the annual compensation taken into account may not exceed the annual compensation limit determined in accordance with the Internal Revenue Code.

Interest credits are also generally made on behalf of each participant each plan quarter. The amount of each interest credit is determined by multiplying the balance of the participant’s account as of the last day of that plan quarter by the lesser of: (i) the greater of one quarter of (a) the minimum three and a quarter percent annual interest rate or (b) the annual yield on 30-year Treasury bonds, determined as of the month of October preceding the first day of the plan year; and (ii) one quarter of the six percent maximum annual interest rate.

Benefits accrued under the Retirement Plan may be paid as (i) a fixed monthly pension for life, (ii) a reduced monthly benefit payable for life but with a minimum payment period of 10 years for the participant or his or her designated beneficiary or (iii) a reduced joint and survivor annuity for the participant and his or her surviving spouse. For participants who commence employee status on or after March 31, 2008, the accrued benefits may be paid in a lump sum, or pursuant to any of the forms described above, following attainment of the applicable age and service requirements.

Mr. Jensen is currently eligible to receive early retirement benefits under the Retirement Plan in the event of retirement. Mr. Gere and Ms. Papazian are not currently eligible to receive early retirement benefits. Messrs. Lynch and Thornburg joined the Corporation after March 30, 2008 and participate in the cash balance portion of the Retirement Plan which does not provide early retirement benefits.

SERP Benefit

The SERP provides participants with a monthly pension benefit that supplements the pension they earn under the Retirement Plan. Each officer of the Corporation who commenced employee status before March 31, 2008 is eligible for participation under the SERP. Eligible employees selected for SERP participation by the Executive Compensation Committee of the SJW Group Board of Directors (the “Committee”) will become a participant on the first day of the first calendar month next following his or her selection date or such later date as the Committee may specify. All of the named executive officers other than Messrs. Lynch and Thornburg participate in the SERP.

The SERP is designed to supplement the retirement income by providing an additional monthly pension in excess of the pension benefit under the Retirement Plan. Effective as of January 1, 2010, the dollar amount of that monthly pension for each participant credited with an hour of service on or after January 1, 2010 is determined on the basis of the following normal retirement benefit payable as a single-life annuity commencing at age 65: 2.2 percent of final average monthly compensation multiplied by the years of service, up to a total monthly retirement benefit not to exceed 60 percent of final average monthly compensation (as determined in the manner indicated below), less the monthly retirement benefit payable to such individual under the Retirement Plan as a single-life annuity commencing at normal retirement age. Accordingly, the maximum retirement benefit is limited to 60 percent of final average compensation, less a participant’s normal retirement benefit under the Retirement Plan.

For purposes of such calculation, participants receive credit for partial years of service, and each participant’s final average monthly compensation will be his or her average monthly compensation for the consecutive 36-month period within his or her last 10 years of service with the Corporation for which such average monthly compensation is the highest. A participant’s average monthly compensation is calculated on the basis of his or her earned salary for that month and the amount of the annual cash incentive compensation that is actually paid to him or her during that month or that would have been paid at that time in the absence of a deferral election.

The SERP benefit will commence following the later of (i) the participant’s separation from service with the Corporation or (ii) his or her attainment of age 55, unless the participant makes a timely election of a later attained age. SERP benefits which commence prior to the participant’s attainment of age 65 will be subject to actuarial reduction for the early commencement date, except under prescribed circumstances. No lump sum benefit distributions are provided under the SERP.

SERP participants may, for purposes of their benefit calculations, receive special age and service credits under the Executive Severance Plan should their employment terminate under certain circumstances following a change of control. See the discussion of the Executive Severance Plan in the section below entitled “Employment Agreements, Termination of Employment and Change in Control Arrangements” for further information.

The accrued SERP retirement benefit for Messrs. Jensen and Gere and Ms. Papazian will not be reduced for early commencement if such commencement occurs on or after their attainment of (i) age 60 or (ii) a combined age and years of service equal to 85. In computing Mr. Roth’s final average compensation, his annual cash incentive compensation for each year beginning on or after January 1, 2003 is equal to the greater of his actual cash incentive compensation or his target cash incentive compensation for such year.

A participant will vest in his or her SERP benefit upon completion of 10 years of service or in the event the participant becomes entitled to a severance benefit under the Executive Severance Plan by reason of a qualifying termination. As of December 31, 2017, each of the named executive officers who participates in the SERP is vested in his or her SERP benefit.

Cash Balance SERP Benefit

The Cash Balance SERP is a supplemental retirement benefit plan for executive officers and other key management personnel who commence employment on or after March 31, 2008 and are accordingly ineligible to participate in the SERP. The actual participants are selected from time to time by the Committee.

An account balance will be maintained for each participant in the Cash Balance SERP and will be periodically credited with a percentage of his or her compensation for the applicable period based on his or her years of credited service. Except for Mr. Lynch and Mr. Thornburg, compensation credits are made in accordance with the following formula:

Years of Credited Service	Percent of Compensation
Less than 5	10%
5 but less than 10	11%
10 but less than 15	12%
15 but less than 20	14%
20 or more	16%

The account balance will also be credited periodically with interest pursuant to a pre-established formula. The benefit accrued under the Cash Balance SERP will be offset by a portion of the participant’s benefit accrued under the Retirement Plan. Accordingly, at such time as the participant becomes entitled to receive his or her retirement benefit under the Cash Balance SERP, a portion of his or her accrued benefit under the Retirement Plan will be applied as an offset to his or her vested accrued benefit under the Cash Balance SERP.

A participant’s accrued benefit for plan quarters ending before January 1, 2014 and associated interest credits accrued after December 31, 2013 shall be paid in a single lump sum beginning on the first day of the seventh month following the participant’s separation from service. Pursuant to the Cash Balance SERP amended as of October 30, 2013, a participant’s accrued benefit for plan quarters ending after January 1, 2014 and all associated interest credits shall be paid in a single lump sum beginning on the first day of the seventh month following the participant’s separation from service unless a timely election is made by the participant to receive his or her benefit in annual installments over a 10-year period beginning on the first business day of the seventh month following his or her separation from service. Mr. Lynch elected to receive his accrued benefit for plan quarters ending after January 1, 2014 and all associated interest credits in annual installments over a 10-year period.

The Cash Balance SERP also provides a death benefit should the participant die with a vested accrued benefit. The amount of the death benefit will be calculated in the same manner as if the participant had survived and will be payable in a lump sum to his or her beneficiary.

A participant will vest in his or her Cash Balance SERP benefit upon completion of 10 years of service or in the event the participant becomes entitled to a severance benefit under the Executive Severance Plan by reason of a qualifying termination. At the time of Mr. Lynch’s entry into the plan, the plan was amended to provide him with (i) a higher rate of company contributions during his first 20 years of service equal to 15 percent of his quarterly compensation during that period and (ii) full vesting of his accrued benefit under the plan upon completion of three years of service. As of December 31, 2017, Mr. Lynch is vested in his Cash Balance SERP benefit. The plan was also amended effective November 6, 2017 for Mr. Thornburg to provide that (i) the percentage of compensation credited to his Cash Balance SERP account each quarter until the quarter he turns 65 shall be 39 percent of his quarterly compensation, (ii) the special sign-on bonus specified in his employment agreement will be included in his compensation for the plan quarter in which it is paid, and (iii) he will vest in his accrued benefit under such plan once he turns 65. As of December 31, 2017, Mr. Thornburg had not vested in his Cash Balance SERP benefit.

Non-Qualified Deferred Compensation

The following table shows the deferred compensation activity for each named executive officer during the 2017 fiscal year attributable to his or her participation in the San Jose Water Company Special Deferral Election Plan (the “Deferral Plan”):

Name	Executive Contributions in Last FY ($)(1)	Registrant Contributions in Last FY ($)	Aggregate Earnings in Last FY ($)(2)	Aggregate Withdrawals/ Distribution ($)	Aggregate Balance at Last FYE ($)
Eric W. Thornburg	$—	$—	$—	$—	$—
W. Richard Roth	$—	$—	$54,947	$58,959	$1,725,247	(3)
Andrew R. Gere	$—	$—	$—	$—	$—
Palle L. Jensen	$—	$—	$—	$—	$—
James P. Lynch	$—	$—	$—	$—	$—
Suzy Papazian	$—	$—	$—	$—	$—

(1)	Represents the portion of salary and annual cash incentive compensation earned for the 2017 fiscal year and deferred under the Deferral Plan.
(2)	Includes the amount of interest that was accrued for the 2017 fiscal year on the named executive officer’s outstanding balance under the Deferral Plan.
(3)	Includes (i) $88,000 of salary and/or annual cash incentive compensation earned for the 2007 fiscal year and deferred under the Deferral Plan, (ii) $469,980 of salary and/or annual cash incentive compensation earned for the 2015 fiscal year and deferred under the Deferral Plan, (iii) $205,521 of salary and/or annual cash incentive compensation earned for the 2012 fiscal year and deferred under the Deferral Plan, (iv) $0 of salary and/or annual cash incentive compensation earned for the 2017, 2016, 2014, 2013, 2011, 2010, 2009, and 2008 fiscal years and deferred under the Deferral Plan, and (v) all interest accrued through December 31, 2017. An aggregate of $58,959 was distributed in the 2017 fiscal year in connection with salary and/or bonus earned for the 2012 fiscal year and deferred under the Deferral Plan.

The following table shows the deferred compensation activity for each named executive officer for the 2017 fiscal year attributable to the deferred shares of the Corporation’s common stock awarded or credited during such year:

Name	Executive Contributions in Last FY ($)	Registrant Contributions in Last FY ($)	Aggregate Earnings in Last FY ($)		Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)(2)
Eric W. Thornburg	$—	$—	$—		$—	$—
W. Richard Roth	$—	$—	$1,112,651	(1)	$—	$8,072,644
Andrew R. Gere	$—	$—	$—		$—	$—
Palle L. Jensen	$—	$—	$—		$—	$—
James P. Lynch	$—	$—	$—		$—	$—
Suzy Papazian	$—	$—	$—		$—	$—

(1)	Represents (i) the $136,660 fair market value as of December 31, 2017 of the additional deferred shares of the Corporation’s common stock credited to the named executive officer for the 2017 fiscal year as a result of the dividend equivalent rights under his restricted stock units and (ii) a $975,991 increase in the fair market value of the accumulated deferred shares that occurred since the start of the 2017 fiscal year.
(2)	The reported aggregate balance is based on the $63.83 closing selling price of the common stock on December 29, 2017, the last trading day in the 2017 fiscal year. As of December 31, 2017, Mr. Roth was fully vested in the reported account balance.

Special Deferral Election Plan

The Special Deferral Election Plan (the “Deferral Plan”) allows certain key employees, including each of the named executive officers, the opportunity to accumulate an additional source of retirement income through the deferral of up to 50 percent of their base salary each year and up to 100 percent of their annual cash incentive compensation or other incentive compensation each year. For the compensation deferred each year, the individual may designate a separate distribution event and form of payment (lump sum or annual installments over a five or 10-year period). Distribution events include separation from service, the expiration of a designated deferral period of at least five years or the occurrence of a change in control. Withdrawals are also permitted in the event of a financial hardship. Each deferred account balance is credited with a rate of interest each year, compounded semi-annually, equal to the lower of (i) the 30-year long-term borrowing cost of funds to San Jose Water Company, as such rate is measured as of the start of each calendar year, or (ii) 120 percent of the applicable federal long-term rate, measured as of the start of each calendar year.

Pay Ratio Disclosure

As required by Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(u) of Regulation S-K, we are providing the following information about the relationship of the annual total compensation of our employees and the annual total compensation of our Chief Executive Officer (“CEO”) and President, Eric W. Thornburg.

For 2017, our last completed fiscal year:

•	The median of the annual total compensation of all employees of the Corporation (other than our CEO) was $108,366; and

•	The annual total compensation of our CEO, as reported in the Summary Compensation Table included elsewhere in this Proxy Statement and after the certain annualization required under Regulation S-K described in more detailed below, was $1,865,520.

Based on this information, the ratio of the annual total compensation of Mr. Thornburg, our President and CEO, to the median of the annual total compensation of all employees for 2017 was 17 to 1.

To identify the median of the annual total compensation of all our employees, as well as to determine the annual total compensation of our median employee and our CEO, we took the following steps:

•	We determined that, as of November 30, 2017, our employee population consisted of approximately 478 individuals with all of these individuals located in the United States. This population consisted of our full-time, part-time, temporary and seasonal employees.

•	We selected November 30, 2017, which is within the last three months of 2017, as the date upon which we would identify the “median employee” because it enabled us to make such identification in a reasonably efficient and economical manner.

•	To identify the “median employee” from our employee population, we compared the amount of salary, wages, and tips of our employees as reflected in our payroll records as reported to the Internal Revenue Service on Form W-2 for 2017. We excluded equity awards and bonus payments from our compensation measure because we did not widely distribute such awards and bonus to our employees. We identified our median employee using this compensation measure, which was consistently applied to all our employees included in the calculation.

•	Once we identified our median employee, we combined all of the elements of such employee’s compensation for 2017 in accordance with the requirements of Item 402(c)(2)(x) of Regulation S-K, resulting in annual total compensation of $108,366.

With respect to the annual total compensation of our CEO, we note that the Corporation had two individuals serving as CEO in 2017: W. Richard Roth served until November 5, 2017 when Mr. Thornburg succeeded him. Under applicable SEC rules, we are permitted to select one of the following two methods to calculate the annual total compensation of the CEO:

•	Calculate the compensation provided to each person who served as the CEO during the year for the time he served as the CEO and combine those figures; or

•	Calculate the compensation of the CEO serving in that position on the date the Corporation selects to identify the median employee and annualize that CEO’s compensation.

The Corporation selected the second method and calculated the annual CEO compensation based on the compensation of Mr. Thornburg, who was serving as the CEO on November 30, 2017, the determination date for identifying our median employee. In calculating the total compensation for Mr. Thornburg, we used the amount reported in the “Total” column (column (j)) of our 2017 Summary Compensation Table included in this Proxy Statement and annualized certain elements of his compensation where appropriate.

Employment Agreements, Termination of Employment and Change in Control Arrangements

Executive Severance Plan: Officers of the Corporation or its subsidiaries who are serving in such capacity at the time of a change in control or ownership of the Corporation may become entitled to severance benefits under the Corporation’s Executive Severance Plan if their employment terminates under certain circumstances in connection with such change. Accordingly, should (a) such officer’s employment be terminated by the Corporation for any reason other than good cause (as defined in the Executive Severance Plan) after the Corporation enters into an agreement to effect the change in control or ownership but before such agreement is terminated or prior to the expiration of a 24-month period following the effective date of the change in control or ownership, or (b) he or she resign for good reason (as defined in such plan) within the 24-month period following the effective date of the change in control or ownership, then (i) such officer will be entitled to a cash severance benefit consisting of three times the annual base salary and target annual cash incentive compensation (as in effect for the fiscal year of such cessation of employee status or, if higher, immediately before the change in control or ownership) or, in the case of Mr. Roth, a severance benefit equal to 3.75 times the annual base salary, generally payable in three successive equal annual installments with a potential for a lump sum payment to Mr. Roth in the event of a termination in connection with certain change in control transactions, (ii) for Mr. Thornburg, an amount equal to the annual bonus for the year of termination based on actual performance, pro-rated for the number of days of employment during the year of termination, (iii) his or her outstanding stock options will immediately vest and other equity awards may immediately vest in accordance with the terms of the award agreements, (iv) he or she will be reimbursed for the cost of COBRA continuation coverage under the company’s group health care plans for himself or herself and his or her spouse and eligible dependents until the earlier of (x) the date of the last annual installment of his or her cash severance benefit or (y) the first date on which the officer is covered under another employer’s health benefit program without exclusion for any pre-existing medical condition, and (v) he or she will be deemed to be three years older and be given three additional years of service for purposes of calculating his or her pension benefit under the SERP (the “Enhanced Pension Benefit”).

If an officer qualifies for benefits under the Executive Severance Plan and any payment made in connection with a change in control or the subsequent termination of the officer’s employment becomes subject to an excise tax under Section 4999 of the Code (the “Excise Tax”), then such payment or benefit will be grossed-up (except for Mr. Thornburg) to ensure that such officer does not incur any out-of-pocket cost with respect to such Excise Tax, and such officer will accordingly receive the same net after-tax benefit he or she would have received had no Excise Tax been imposed.

The benefits payable under the Executive Severance Plan are conditioned upon the named executive officer’s execution of a general release of all employment-related claims against the Corporation and a non-solicitation covenant pursuant to which such officer may not induce any representative, agent or employee to terminate his or her employment or service relationship with the Corporation.

In addition to the benefits provided under the Executive Severance Plan, the named executive officer would also be entitled to (i) retirement benefits under the SERP or Cash Balance SERP and the Retirement Plan and (ii) their deferred compensation under the Corporation’s non-qualified deferred compensation plan and their vested-to-date deferred stock awards. The present value of the accumulated pension benefits under the retirement plans as of the close of the 2017 fiscal year (excluding the enhancement of the benefits under the Executive Severance Plan) is set forth in the table above in the section entitled “Pension Benefits.” The value of their accumulated deferred compensation as of December 31, 2017 is set forth in the two tables in the section above entitled “Non-Qualified Deferred Compensation.”

For purposes of the various payments and benefits which may be triggered under the Executive Severance Plan in connection with a change in control, the following transactions will be deemed to constitute a change in control event:

•	A merger, consolidation or other reorganization, unless 50 percent or more of the outstanding voting power of the successor entity is owned, in substantially the same proportions, by the persons who were the Corporation’s stockholders immediately prior to the transaction;

•	A sale of all or substantially all of the Corporation’s assets, unless 50 percent or more of the outstanding voting power of the acquiring entity or parent thereof is owned, in substantially the same proportions, by the persons who were the Corporation’s stockholders immediately prior to the transaction;

•	Certain changes in the composition of the Corporation’s Board of Directors; or

•	The acquisition of the Corporation’s outstanding securities by any person so as to make that person the beneficial owner of securities representing 30 percent or more of the total combined voting power of the Corporation’s outstanding securities.

The chart below indicates the potential payments that each named executive officer would receive upon a qualifying termination following a change in control based upon the following assumptions:

(i)	His or employment terminated on December 31, 2017 under circumstances entitling him or her to full severance benefits under the Executive Severance Plan; and

(ii)	The change in control is assumed to have occurred on December 31, 2017 and at a price per share payable to the holders of the Corporation’s common stock in an amount equal to $63.83 per share, the closing selling price of such common stock on December 29, 2017, the last trading day in the 2017 fiscal year.

Name	Cash Severance Payment ($)		Present Value of Enhanced Pension Benefit ($)(2)		Estimated Value of Reimbursed COBRA Continuation Health Care Coverage ($)	Value of Accelerated Restricted Stock Unit Awards (3)	Excise Tax Gross-Up ($)(4)	Total
Eric W. Thornburg	$2,100,000	(1)	$35,818		$44,110	$928,854	$—	$3,108,782
W. Richard Roth	$2,879,760	(5)	$—		$44,110	$—	$—	$2,923,870
Andrew R. Gere	$1,680,000	(1)	$352,709		$63,710	$275,746	$1,243,571	$3,615,736
Palle L. Jensen	$1,419,000	(1)	$528,010		$63,710	$282,129	$1,046,259	$3,339,108
James P. Lynch	$1,605,000	(1)	$—	(6)	$58,864	$314,236	$780,618	$2,758,718
Suzy Papazian	$1,359,000	(1)	$241,873		$6,223	$223,214	$909,958	$2,740,268

(1)	Represents three times Mr. Thornburg’s annual salary of $700,000, represents three times Mr. Gere’s annual salary of $448,000 plus three times his target annual cash incentive compensation of $112,000, represents three times Mr. Jensen’s annual salary of $378,000 plus three times his target annual cash incentive compensation of $95,000, represents three times Mr. Lynch’s annual salary of $428,000 plus three times his target annual cash incentive compensation of $107,000, and represents three times Ms. Papazian’s annual salary of $362,000 plus three times her target annual cash incentive compensation of $91,000.
(2)	The actuarial and economic assumptions used above to value the enhanced pension benefits include the RP-2014 Mortality Table basis adjusted to 2006 published by The Society of Actuaries, with projection scale MP-2017 Mortality Improvement Scale and a 3.44 percent discount rate for the SERP and Cash Balance SERP (for 2016 a discount rate of 3.84 percent was used for the SERP and Cash Balance SERP and the RP-2014 Mortality Table basis adjusted to 2006, published by The Society of Actuaries, with projection scale MP-2016 Mortality Improvement Scale was used for such plans). There is no assumption for pre-retirement mortality or cessation of service, and retirement is assumed to occur at the earliest age at which each named executive officer can receive the pension benefits without actuarial reductions.
(3)	The unvested restricted stock units will automatically vest on an accelerated basis at the time of the qualifying termination event. The reported dollar values of these unvested units are based on the $63.83 closing selling price per share of the Corporation’s common stock on December 29, 2017, the last trading day in the 2017 fiscal year.

(4)	Calculated based on (i) W-2 wages for the five-year period 2012 through 2016, (ii) an effective tax rate of 55.25% (Federal, 39.6%; State, 13.3%; and Medicare, 2.35%) and (iii) the vesting of all outstanding unvested stock-based awards on the assumed December 31, 2017 change in control/separation from service date.
(5)	Represents 3.75 times Mr. Roth’s annual salary of $767,936.
(6)	There would be no enhancement to Mr. Lynch’s benefits under the Cash Balance SERP, whether in the form of additional compensation credits or contributions or additional years of service credit, triggered by the change in control event or the termination of his employment in connection therewith.

Mr. Thornburg’s Employment Agreement: In September 2017, the Corporation entered into an employment agreement pursuant to which Mr. Thornburg agreed to serve as the President and Chief Executive Officer effective November 6, 2017. The material terms of such agreement are summarized below:

•	Mr. Thornburg’s annual base salary for the 2017 and 2018 calendar years is $700,000 (which was below the 75th percentile).

•	Mr. Thornburg’s target annual incentive cash compensation is 50 percent of his base salary starting with the 2018 fiscal year.

•	Mr. Thornburg received a sign-on cash bonus in the amount of $310,000 in the first quarter of 2018. This bonus was intended in part to offset the 2017 cash incentive award forfeited by Mr. Thornburg in light of his move to the Corporation.

•	70 percent of Mr. Thornburg’s target equity awards are in the form of performance based RSUs which are based on a three-year performance period.

•	Mr. Thornburg is eligible to receive enhanced severance benefits under the Executive Severance Plan (but not a tax gross-up) and enhanced retirement benefits under the Cash Balance Executive Supplemental Retirement Plan.

•	Mr. Thornburg is entitled to certain severance benefits (under certain circumstances where he is not eligible for benefits under the Executive Severance Plan).

•	Mr. Thornburg’s compensation is subject to clawback in accordance with applicable laws and regulations.

•	Mr. Thornburg will be reimbursed for reasonable temporary housing expenses in the San Jose area (for up to 12 months) and reasonable moving and travel expenses incurred in connection with his relocation to the San Jose area. Mr. Thornburg is also eligible to receive a company-provided motor vehicle and maintenance thereof and the same perquisites as the other senior executive officers of the Corporation. In addition, effective January 1, 2018, the Corporation will reimburse Mr. Thornburg for reasonable business related personal expenses approved by the Chair of the Executive Compensation Committee.

•	Equity awards under the agreement include the following:

•	Three initial RSU awards granted in the first quarter of 2018. The first award granted on January 2, 2018, covers 3,545 shares (determined by dividing $225,000 by the closing price per share of the Corporation’s common stock on the grant date) and will vest in three equal installments on each of December 31, 2018, December 31, 2019, and December 31, 2020, subject to continued service and accelerated vesting upon termination by reason of death or disability or an involuntary termination in connection with a change in control. The second and third initial awards were granted on January 30, 2018 and cover an aggregate number of shares determined by dividing $525,000 by the closing price per share of Corporation common stock on the grant date. The second award covers 6,342 target shares based on continued service and total shareholder return (“TSR”) performance relative to the seven water peer companies over the period measured from January 1, 2018 to December 31, 2020 (the “TSR Performance Period”). The number of shares issuable under such award will range between 0 to 200 percent of the target number of shares and will vest based on the level of actual attainment of the specified performance goal. The third initial award covers 2,537 target shares and will vest based on the EPS for the 2020 fiscal year and continued service through December 31, 2020. The number of shares issuable under such award will range between 0 to 150 percent of the target number of shares based on the level of actual attainment of the specified performance goal.

•	A special grant of RSUs granted on November 6, 2017 covering 14,552 shares (determined by dividing $900,000 by the closing price per share of the Corporation’s common stock on the grant date) which will vest in three annual equal installments on each of December 31, 2018, December 31, 2019 and December 31, 2020, subject to continued service and accelerated vesting on an involuntary termination or termination by reason of death or disability. This special grant is in recognition of the value of unvested equity awards that were forfeited by Mr. Thornburg in light of his move to the Corporation.

Mr. Roth’s Employment Agreement: The Corporation entered into an amended and restated employment agreement with the CEO effective January 1, 2008. Such amended and restated employment agreement was subsequently amended on December 16, 2009 and January 26, 2010, respectively. In July 2014, the Committee negotiated a new compensation package with the CEO and further amended his employment agreement. Pursuant to the July 30, 2014 amendment, the term of Mr. Roth’s employment under his employment agreement was extended to December 31, 2017. Pursuant to his employment agreement, Mr. Roth’s annual base salary for the 2017 calendar year was increased by four percent per year to $767,936 and his target annual cash incentive compensation remained at 25 percent of his base salary.

In 2017, Mr. Roth continued to be entitled to paid health care coverage for himself and his dependents and certain perquisites which include a Corporation-provided motor vehicle and Corporation-paid club memberships (excluding any country club memberships).

The principal terms of the equity awards provided for under the July 2014 amendment agreement are summarized in the section entitled “Compensation Discussion and Analysis - CEO Employment Agreement” that appears earlier in this proxy statement.

Pursuant to the employment agreement entered into in 2003, Mr. Roth received a deferred restricted stock award covering 83,340 shares. The award is fully vested and continues to include dividend equivalent rights. The phantom cash dividends which accumulate each year pursuant to those dividend equivalent rights are converted on the first business day of January in each succeeding year into additional deferred shares based on the average of the per share market prices of the Corporation’s common stock on each date actual dividends were paid on such common stock during the year.

If Mr. Roth’s employment had been involuntarily terminated for any reason other than death, disability or good cause (as defined in Mr. Roth’s employment agreement) or his employment had voluntarily terminated for good reason (as defined in such agreement) prior to December 31, 2017 and such termination did not occur under circumstances entitling him to benefits under the Executive Severance Plan, he would have been entitled to receive severance benefits.

Mr. Roth did not receive any severance benefits in connection with his termination of employment on December 31, 2017.

Mr. Roth would be entitled to accumulated retirement benefit with a present value of $8,248,798 as of December 31, 2017 and vested deferred compensation in the amount of $9,797,891 as of that date.

Mr. Lynch’s Offer Letter: Under the terms of his offer letter, Mr. Lynch is entitled to (i) a company car and reimbursement of membership fees for one local health club; and (ii) separation pay in the form of 12 months of salary continuation should his employment be involuntarily terminated without cause. However, should Mr. Lynch’s employment terminate under circumstances that would otherwise entitle him to separation pay and severance benefits under the Executive Severance Plan, there will be no duplication of benefits under the two arrangements, and Mr. Lynch will only receive the severance benefits provided under the Executive Severance Plan. Mr. Lynch’s base salary was $428,000 for the 2017 calendar year.

Had Mr. Lynch’s employment been involuntarily terminated without cause by the Corporation on December 31, 2017 in the absence of a change in control, the salary continuation payment to which he would have been entitled under his offer letter would have been in the aggregate amount of $428,000.

Accelerated Vesting on Change in Control: The service-based restricted stock unit awards granted to the named executive officers vest in full on a change in control if they are not assumed, replaced or otherwise continued. If the awards are assumed, replaced or otherwise continued following a change in control, then the awards will continue to vest over the service period subject to vesting in full on a qualifying termination following the change in control. The performance-based restricted stock unit awards granted to the other named executive officers will vest with respect to the target number of shares on a change in control if the awards are not assumed, replaced or otherwise continued; if the awards are assumed, replaced or otherwise continued following a change in control, then the awards will vest at target level at the end of the performance period or an earlier qualifying termination following the change in control.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table provides information as of December 31, 2017 with respect to the shares of the Corporation’s common stock that may be issued under the Corporation’s existing equity compensation plans:

	A		B		C
Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights		Weighted Average Exercise Price of Outstanding Options, Warrants and Rights		Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding Securities Reflected in Column A)
Equity Compensation Plans Approved by Stockholders (1)	228,885	(3)	$—	(4)	1,251,294	(5)(6)
Equity Compensation Plans Not Approved by Stockholders (2)	N/A		N/A		N/A

Total	228,885	(3)	$—	(4)	1,251,294	(5)(6)

(1)	Consists of the Corporation’s Long-Term Incentive Plan and 2014 Employee Stock Purchase Plan.
(2)	The Corporation does not have any outstanding equity compensation plans which are not approved by stockholders.
(3)	Includes 228,885 shares of common stock underlying deferred stock awards and restricted stock units that will entitle each holder to the issuance of one share of common stock for each deferred share or unit that vests following the applicable performance-vesting or service-vesting requirements. Excludes outstanding purchase rights under the 2014 Employee Stock Purchase Plan.
(4)	Calculated without taking into account the 228,885 shares of common stock subject to outstanding deferred stock awards or restricted stock units that will become issuable upon or following the vesting of those awards or units, without any cash consideration or other payment required for such shares.
(5)	Consists of 942,569 shares of common stock available for issuance under the Long-Term Incentive Plan and 308,725 shares of common stock available for issuance under the 2014 Employee Stock Purchase Plan.
(6)	The shares under the Long-Term Incentive Plan may be issued pursuant to stock option grants, stock appreciation rights, restricted stock or restricted stock unit awards, performance shares, dividend equivalent rights, and stock bonuses.

Compensation Committee Interlocks and Insider Participation

No member of the Executive Compensation Committee was at any time during the 2017 fiscal year, or at any other time, an officer or employee of the Corporation or any of its subsidiaries. No executive officer of the Corporation served during the 2017 fiscal year as a member of the board of directors or compensation committee (or other board committee performing equivalent functions) of any entity that has one or more executive officers serving as a member of the Corporation’s Board or Executive Compensation Committee. Messrs. Bishop, More and Moskovitz and Ms. Armstrong served on the Executive Compensation Committee during the 2017 fiscal year. None of the Executive Compensation Committee members had a relationship requiring disclosure under Item 404 of Regulation S-K.